B2GOLD CORP.
Consolidated Financial Statements
December 31, 2019 and 2018

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of B2Gold Corp.

Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of B2Gold Corp. and its subsidiaries (together, the Company) as of December 31, 2019 and 2018, and the related consolidated statements of operations, comprehensive income, cash flows and changes in equity for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.
Basis for Opinions
The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control Over Financial Reporting on page 31 of the 2019 Management's Discussion & Analysis. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Place, 250 Howe Street, Suite 1400, Vancouver, British Columbia, Canada V6C 3S7
T: +1 604 806 7000, F: +1 604 806 7806

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Critical Audit Matters
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Impairment reversal of the Masbate Mine long-lived assets
As described in Notes 5 and 10 to the consolidated financial statements, long-lived assets are tested for impairment, or reversal of a previous impairment, if there is an indicator of impairment or subsequent reversal. As disclosed by management, the increase in the long-term gold price was an indicator of impairment reversal. Accordingly, management performed an impairment reversal test on the Masbate Mine cash-generating unit (CGU) as of December 31, 2019, whereby the carrying value of the Masbate Mine CGU was compared to its recoverable amount which was determined to be its fair value less costs of disposal (FVLCD). The impairment reversal test concluded that the carrying value of the Masbate Mine CGU was lower than the FVLCD, resulting in a partial reversal of the original impairment loss recorded in 2014. The pre-tax impairment reversal recognized was $100 million; the carrying value after impairment reversal as of December 31, 2019 was $520 million. To estimate the recoverable amount of the Masbate Mine’s CGU for impairment reversal, management utilized a discounted cash flow model incorporating estimates and assumptions that included: reserves and resources, future production levels, metallurgical recovery estimates, operating and capital costs, future metal prices and the discount rate. Management estimates reserves and resources based on information compiled by appropriately qualified persons (management’s specialists).
The principal considerations for our determination that performing procedures relating to the impairment reversal of the Masbate Mine long-lived assets is a critical audit matter are (i) there was significant judgment by management, when estimating the recoverable amount of the Masbate Mine CGU; (ii) specialists compiled information used by management to estimate reserves and resources; and (iii) there was a high degree of auditor judgment, subjectivity, and effort in performing procedures to evaluate management’s discounted cash flow model and significant assumptions, including: reserves and resources, future production levels, metallurgical recovery estimates, operating and capital costs, future metal prices and the discount rate. In addition, the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing procedures to evaluate the discount rate.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s impairment reversal test, including controls over the determination of the recoverable amount of the Masbate Mine CGU. These procedures also included, among others, testing management’s process for determining the recoverable amount; evaluating the appropriateness of the discounted cash flow model; testing the completeness, accuracy, and relevance of underlying data used in the model; and evaluating the significant assumptions used by management. Evaluating management’s assumptions with respect to future production levels, metallurgical recovery estimates, operating and capital costs and future metal prices involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the Masbate Mine CGU; (ii) the consistency with external market and industry data; and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit, as applicable. Evaluating the reasonableness of the estimated reserves and resources involved (i) considering the qualification and objectivity of management’s specialists, (ii) obtaining an understanding of the work performed, including the methods and assumptions used in estimating reserves and resources, (iii) testing the data used by management’s specialists on a sample basis; and (iv) evaluating overall findings. Professionals with specialized skill and knowledge were used to assist in the evaluation of the discount rate.

(Signed) "PricewaterhouseCoopers LLP"

Chartered Professional Accountants
Vancouver, Canada
February 27, 2020

We have served as the Company’s auditor since 2007.

B2GOLD CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31
(Expressed in thousands of United States dollars, except shares and per share amounts)

	2019	2018

Gold revenue	$1,155,637	$1,051,424

Cost of sales
Production costs (Note 22)	(374,178)	(350,445)
Depreciation and depletion	(251,306)	(248,198)
Royalties and production taxes	(79,693)	(72,060)
Total cost of sales	(705,177)	(670,703)

Gross profit	450,460	380,721

General and administrative	(54,558)	(51,293)
Share-based payments (Note 14)	(17,139)	(18,313)
Reversal of impairment (impairment) of long-lived assets, net (Note 10)	100,477	(18,186)
Gain on sale of Nicaraguan Group (Note 6)	40,129	—
Write-down of mineral property interests (Note 10)	(7,277)	(4,618)
Recovery of non-recoverable input taxes	57	818
Community relations	(3,227)	(4,214)
Share of net income of associate (Note 10)	1,114	—
Foreign exchange gains	1,633	4,147
Other	(3,661)	(2,948)
Operating income	508,008	286,114

Unrealized gain on fair value of convertible notes (Note 12)	—	10,651
Interest and financing expense	(26,550)	(30,645)
Gains on derivative instruments (Note 17)	1,580	412
Other	(649)	596
Income from continuing operations before taxes	482,389	267,128

Current income tax, withholding and other taxes (Note 19)	(114,449)	(103,937)
Deferred income tax expense (Note 19)	(59,081)	(28,424)
Net income from continuing operations	308,859	134,767

Net income (loss) from discontinued operations attributable to shareholders of the Company (Note 6)	6,982	(89,646)
Net income	$315,841	$45,121

Attributable to:
Shareholders of the Company	$293,382	$28,938
Non-controlling interests (Note 16)	22,459	16,183
Net income	$315,841	$45,121

Earnings per share from continuing operations (attributable to shareholders of the Company)(Note 14)
Basic	$0.28	$0.12
Diluted	$0.28	$0.10

Earnings per share (attributable to shareholders of the Company)(Note 14)
Basic	$0.29	$0.03
Diluted	$0.29	$0.02

Weighted average number of common shares outstanding (in thousands)(Note 14)
Basic	1,014,100	986,755
Diluted	1,022,915	1,047,368

See accompanying notes to consolidated financial statements.

B2GOLD CORP.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31
(Expressed in thousands of United States dollars)

	2019	2018

Net income	$315,841	$45,121

Other comprehensive income (loss)
Items that will not be subsequently reclassified to net income:
Impact of change in credit spread on convertible notes	—	(160)
Unrealized gain (loss) on investments (Note 9)	1,082	(6,221)
Other comprehensive income (loss)	1,082	(6,381)

Total comprehensive income	$316,923	$38,740

Other comprehensive income (loss) attributable to:
Shareholders of the Company	$1,082	$(6,381)
Non-controlling interests	—	—
	$1,082	$(6,381)
Total comprehensive income attributable to:
Shareholders of the Company	$294,464	$22,557
Non-controlling interests	22,459	16,183
	$316,923	$38,740

See accompanying notes to consolidated financial statements.

B2GOLD CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31
(Expressed in thousands of United States dollars)

	2019	2018
Operating activities
Net income from continuing operations	$308,859	$134,767
Mine restoration provisions settled (Note 13)	(124)	(374)
Non-cash charges, net (Note 20)	187,720	277,626
Changes in non-cash working capital (Note 20)	(45,049)	12,390
Changes in long-term value added tax receivables	(1,968)	1,893
Cash provided by operating activities of continuing operations	449,438	426,302
Cash provided by operating activities of discontinued operations	42,535	24,565
Cash provided by operating activities	491,973	450,867

Financing activities
Revolving credit facility, drawdowns net of transaction costs (Note 12)	(5,574)	250,000
Repayment of revolving credit facility (Note 12)	(200,000)	(200,000)
Equipment loan facilities, drawdowns net of transaction costs (Note 12)	3,463	32,117
Repayment of equipment loan facilities (Note 12)	(24,140)	(27,670)
Repayment of convertible notes (Note 12)	—	(258,750)
Common shares issued for cash on exercise of stock options (Note 14)	72,932	22,805
Dividends paid (Note 14)	(10,268)	—
Interest and commitment fees paid	(22,373)	(36,842)
Principal payments on lease arrangements	(3,146)	—
Restricted cash movement	(2,593)	(621)
Other	—	(566)
Cash used by financing activities of continuing operations	(191,699)	(219,527)
Cash used by financing activities of discontinued operations	(364)	(982)
Cash used by financing activities	(192,063)	(220,509)

Investing activities
Expenditures on mining interests:
Fekola Mine	(132,847)	(68,520)
Masbate Mine	(25,894)	(47,905)
Otjikoto Mine	(56,085)	(50,831)
Gramalote Project	(5,187)	(6,049)
Other exploration and development (Note 20)	(41,147)	(48,555)
Cash proceeds from sale of Nicaraguan Group, net of transaction costs (Note 6)	51,530	—
Other	1,271	538
Cash used by investing activities of continuing operations	(208,359)	(221,322)
Cash used by investing activities of discontinued operations	(54,431)	(52,146)
Cash used by investing activities	(262,790)	(273,468)

Increase (decrease) in cash and cash equivalents	37,120	(43,110)

Effect of exchange rate changes on cash and cash equivalents	724	(1,606)
Cash and cash equivalents, beginning of year	102,752	147,468
Cash and cash equivalents, end of year	$140,596	$102,752

Supplementary cash flow information (Note 20)

See accompanying notes to consolidated financial statements.

B2GOLD CORP.
CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of United States dollars)

	As at	As at
	December 31,	December 31,
	2019	2018
Assets
Current
Cash and cash equivalents	$140,596	$102,752
Accounts receivable, prepaids and other (Note 7)	37,890	12,651
Value-added and other tax receivables	11,070	13,657
Inventories (Note 8)	217,923	233,971
Assets classified as held for sale (Note 10)	22,021	—
	429,500	363,031

Long-term investments (Note 9)	2,816	4,155
Value-added tax receivables	25,153	22,185
Mining interests (Note 10 and Note 25 – Schedules)
- Owned by subsidiaries	2,046,731	2,035,097
- Investments in joint ventures and associates	130,736	72,078
Other assets (Note 11)	46,799	40,351
Deferred income taxes (Note 19)	1,336	10,907
	$2,683,071	$2,547,804
Liabilities
Current
Accounts payable and accrued liabilities	$83,370	$80,318
Current income and other taxes payable	53,396	66,904
Current portion of long-term debt (Note 12)	26,030	25,008
Current portion of prepaid sales (Note 15)	—	30,000
Current portion of mine restoration provisions (Note 13)	—	3,170
Other current liabilities	2,266	1,850
	165,062	207,250

Long-term debt (Note 12)	235,821	454,527
Mine restoration provisions (Note 13)	75,419	114,051
Deferred income taxes (Note 19)	145,590	103,384
Employee benefits obligation	4,736	12,063
Other long-term liabilities	4,791	3,676
	631,419	894,951
Equity
Shareholders’ equity
Share capital (Note 14)
Issued: 1,030,399,987 common shares (Dec 31, 2018 – 994,621,917)	2,339,874	2,234,050
Contributed surplus	56,685	70,889
Accumulated other comprehensive loss	(145,071)	(146,153)
Deficit	(261,245)	(547,839)
	1,990,243	1,610,947
Non-controlling interests (Note 16)	61,409	41,906
	2,051,652	1,652,853
	$2,683,071	$2,547,804
Commitments (Note 24)

Approved by the Board	"Clive T. Johnson"	Director	"Robert J. Gayton"	Director

See accompanying notes to consolidated financial statements.

B2GOLD CORP.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31
(Expressed in thousands of United States dollars)

	2019
	Shares (‘000’s)	Share capital	Contributed surplus	Accumulated other comprehensive loss	Deficit	Non- controlling interests	Total equity

Balance at December 31, 2018	994,622	$2,234,050	$70,889	$(146,153)	$(547,839)	$41,906	$1,652,853

Net income	—	—	—	—	293,382	22,459	315,841
Dividends paid (Note 14)	—	—	—	—	(10,268)	—	(10,268)
Unrealized gain on investments	—	—	—	1,082	—	—	1,082
Shares issued on exercise of stock options (Note 14)	34,116	71,568	—	—	—	—	71,568
Shares pending issuance on exercise of stock options	579	1,500	—	—	—	—	1,500
Shares issued on vesting of RSUs (Note 14)	1,083	2,895	(2,895)	—	—	—	—
Interest on loan to non-controlling interest	—	—	—	—	3,480	(2,956)	524
Share-based payments (Note 14)	—	—	18,552	—	—	—	18,552
Transfer to share capital on exercise of stock options	—	29,861	(29,861)	—	—	—	—

Balance at December 31, 2019	1,030,400	$2,339,874	$56,685	$(145,071)	$(261,245)	$61,409	$2,051,652

	2018
	Shares (‘000’s)	Share capital	Contributed surplus	Accumulated other comprehensive loss	Deficit	Non- controlling interests	Total equity

Balance at December 31, 2017	980,933	$2,197,267	$60,039	$(94,294)	$(610,908)	$14,289	$1,566,393

Net income	—	—	—	—	28,938	16,183	45,121
IFRS 9 transition adjustment on January 1, 2018	—	—	—	(45,478)	45,478	—	—
Impact of change in credit spread on convertible notes	—	—	—	(160)	—	—	(160)
Unrealized loss on investments	—	—	—	(6,221)	—	—	(6,221)
Shares issued on exercise of stock options (Note 14)	12,173	22,397	—	—	—	—	22,397
Shares pending issuance on exercise of stock options	645	1,364	—	—	—	—	1,364
Shares issued on vesting of RSUs (Note 14)	671	1,792	(1,792)	—	—	—	—
Payments received from non-controlling interest	—	—	—	—	—	434	434
Acquisition of non-controlling interest	—	—	—	—	(2,500)	—	(2,500)
Sale of non-controlling interest (Note 10)	—	—	—	—	(10,199)	57,199	47,000
Net loan receivable on sale of non-controlling interest (Note 10)	—	—	—	—	—	(45,050)	(45,050)
Interest on loan to non-controlling interest	—	—	—	—	1,352	(1,149)	203
Shares issued for mineral property interest	200	486	—	—	—	—	486
Share-based payments (Note 14)	—	—	23,386	—	—	—	23,386
Transfer to share capital on exercise of stock options	—	10,744	(10,744)	—	—	—	—

Balance at December 31, 2018	994,622	$2,234,050	$70,889	$(146,153)	$(547,839)	$41,906	$1,652,853

See accompanying notes to consolidated financial statements.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019 and 2018
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

1	Nature of operations

B2Gold Corp. (“B2Gold” or the “Company”) is a Vancouver-based gold producer with three operating mines (one in Mali, one in the Philippines and one in Namibia). The Company operates the Fekola Mine in Mali, the Masbate Mine in the Philippines and the Otjikoto Mine in Namibia. Up until October 14, 2019, the Company operated two additional mines in Nicaragua - El Limon and La Libertad (see Note 6). The Company also has a 48.3% joint venture interest in the Gramalote Project in Colombia (see Note 10) and an 81% interest in the Kiaka gold project in Burkina Faso. In addition, the Company has a portfolio of other evaluation and exploration assets in Mali, Burkina Faso, Namibia, Uzbekistan and Finland.

B2Gold is a public company listed on the Toronto Stock Exchange under the symbol “BTO”, the NYSE American LLC under the symbol “BTG” and the Namibian Stock Exchange under the symbol “B2G”. B2Gold’s head office is located at Suite 3100, Three Bentall Centre, 595 Burrard Street, Vancouver, British Columbia, V7X 1J1.

2	Basis of preparation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These consolidated financial statements were authorized for issue by the Board of Directors on February 27, 2020.

3	Recent accounting pronouncements

Accounting standards and amendments adopted

IFRS 16, Leases - Impact of adoption January 1, 2019

IFRS 16, Leases eliminates the classification of leases as either operating or finance leases for lessees and introduces a single lessee model which requires the lessee to recognize assets and liabilities for all leases with a term of longer than 12 months, with the exception of low-value assets. The Company adopted IFRS 16 effective January 1, 2019, using the modified retrospective approach. As a result, comparative information has not been restated and is accounted for under IAS 17, Leases.

Upon transition to IFRS 16, on January 1, 2019, the Company recognized right-of-use assets and initial lease liabilities totalling $8 million. The lease liabilities have remaining terms of between 1 and 15 years and are discounted at borrowing rates ranging from 5% to 13%. The following table outlines the difference between operating lease commitments immediately preceding the date of initial adoption and lease liabilities recognized on the Consolidated Balance Sheet at adoption:

$

Future minimum lease payments under operating leases at December 31, 2018	8,422
Initial recognition of contracts	1,435
Commitments relating to short-term and low-value leases	(757)
Undiscounted lease payments at January 1, 2019	9,100
Effect of discounting at January 1, 2019	(1,565)
Lease liabilities arising on initial application of IFRS 16	7,535

The Company applied the following practical expedients in the adoption of IFRS 16:

•	Applied the exception not to recognize right-of-use assets for leases with a term of 12 months or less remaining at January 1, 2019;

•	For contracts previously determined to contain a finance lease under IAS 17, used the carrying amount of the right-of-use asset and lease liability determined under IAS 17;

•	Excluded initial direct costs from measuring right-of-use assets at the date of initial application; and

•	For certain classes of assets, the Company has elected to account for both the lease and non-lease components as a single lease component.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019 and 2018
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

4	Summary of significant accounting policies

The significant accounting policies used in the preparation of these financial statements are as follows:

Principles of consolidation

The financial statements of the Company consolidate the accounts of B2Gold and its subsidiaries. All intercompany transactions, balances, and unrealized gains and losses from intercompany transactions are eliminated on consolidation.

The Company’s most significant wholly owned and partially owned subsidiaries are presented below:

		% interest

-	Fekola SA (“Fekola”)	80
-	B2Gold Namibia (Pty) Ltd. (“Otjikoto”)	90
-	Philippines Gold Processing & Refining Corporation (“Masbate”)	100
-	Filminera Resources Corporation ("Masbate")	40
-	Kiaka SA (“Kiaka”)	81

Subsidiaries are entities controlled by the Company. Control exists when the Company has power over an investee, when the Company is exposed, or has rights, to variable returns from the investee and when the Company has the ability to affect those returns through its power over the investee. Subsidiaries are fully consolidated from the date on which control is obtained by B2Gold and are de-consolidated from the date that control ceases.

The Company holds its interest in the Masbate Gold Project (which operates the Masbate Mine) through two indirectly-owned subsidiaries. B2Gold has a 100% interest in Philippines Gold Processing & Refining Corporation (“PGPRC”) and a 40% interest in Filminera Resources Corporation (“FRC”). The remaining 60% interest in FRC is held by a Philippines-registered company that is owned by a Philippine shareholder. The Company consolidates the Masbate Gold Project as a result of its ownership interests and the contractual relationship between the entities. FRC owns the majority of the Masbate Gold Project tenements. PGPRC owns the process plant and is responsible for the sale of all gold. PGPRC and FRC have a contractual relationship, which includes PGPRC purchasing all of the ore production from FRC at a price equal to the cost for the ore plus a predetermined margin. For accounting purposes, this contractual relationship gives the Company sufficient control to consolidate FRC.

The Company’s Gramalote property located in Colombia operates as an incorporated joint arrangement with AngloGold Ashanti Limited (“AngloGold”). This joint arrangement is accounted for as a jointly controlled entity (“JCE”). The Company does not control, either directly or indirectly, this JCE. The Company accounts for its interest in this JCE as a joint venture using the equity method.

The Company's interest in Calibre Mining Corp. (Note 6) is accounted for as an investment in associate. The Company does not control this entity, either directly or indirectly, but does exert significant influence over its operations. The Company accounts for its interest in this associate using the equity method.

The Company established a trust arrangement under its Incentive Plan (Note 14) for the benefit of its directors, officers, employees and service providers. The Company consolidates this trust as it has the power to control its financial and operating policies and obtain the benefits from its activities.

Investments in joint arrangements and associates

A joint arrangement is a contractual arrangement whereby two or more parties undertake an economic activity that is subject to joint control. Joint control is the contractually agreed sharing of control such that significant operating and financial decisions require the unanimous consent of the parties sharing control.

The Company considers whether a JCE is a joint operation or joint venture. The parties to a joint operation have the rights to the underlying assets and are exposed to the underlying liabilities of the JCE. The Company accounts for investment in joint operations by proportionately consolidating its share of the operations underlying assets and liabilities. The parties to a joint venture have an interest in the underlying net assets of the JCE. Investments in joint ventures are accounted for using the equity method. The equity method involves recording the initial investment at cost. Additional funding into an investee is recorded as an increase in the carrying value of the investment. The carrying amount is adjusted by the Company’s share of post-

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019 and 2018
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

acquisition net income or loss, dilution gains or losses (resulting from changes in ownership interest), depreciation or amortization.

An associate is an entity over which the Company has significant influence, but not control. Investments in associates are also accounted for using the equity method.

Business combinations

A business combination requires that the assets acquired and liabilities assumed constitute a business. A business consists of inputs and processes applied to those inputs that have the ability to create outputs. Although businesses usually have outputs, outputs are not required for an integrated set to qualify as a business as the Company considers other factors to determine whether the set of activities or assets is a business.

Business combinations are accounted for using the acquisition method whereby acquired assets and liabilities are recorded at fair value as of the date of acquisition with the excess of the purchase consideration over such fair value being recorded as goodwill. Non-controlling interest in an acquisition may be measured at either fair value or at the non-controlling interest’s proportionate share of the fair value of the acquiree’s net identifiable assets.

The excess of (i) total consideration transferred by the Company, measured at fair value, including contingent consideration, and (ii) the non-controlling interests in the acquiree’s, over the acquisition-date fair value of the net of the assets acquired and liabilities assumed, is recorded as goodwill. If the fair value attributable to the Company’s share of the identifiable net assets exceeds the cost of acquisition, the difference is recognized as a gain in the Consolidated Statement of Operations.

Should the consideration be contingent on future events, the preliminary cost of the acquisition recorded includes management’s best estimate of the fair value of the contingent amounts expected to be payable. Provisional fair values allocated are finalized within one year of the acquisition date with retroactive restatement to the acquisition date as required.

Transaction costs, other than those associated with the issue of debt or equity securities, which the Company incurs in connection with a business combination, are expensed as incurred.

Goodwill

Goodwill arising on the Company’s acquisitions includes (but is not limited to): (i) the ability of the Company to capture certain synergies through management of the acquired operation within the Company; (ii) the potential to increase reserves and resources through exploration activities; and (iii) the requirement to record a deferred tax liability for the difference between the assigned fair values and the tax bases of assets acquired and liabilities assumed.

Goodwill is not amortized. The Company performs an annual impairment test for goodwill and when events or changes in circumstances indicate that the related carrying amount may not be recoverable. If the carrying amount of a cash generating unit (“CGU”) to which goodwill has been allocated exceeds the recoverable amount, an impairment loss is recognized for the amount in excess. The impairment loss is allocated first to reduce the carrying amount of goodwill allocated to the CGU to $nil and then to the other assets of the CGU based on the relative carrying amounts of those assets. Impairment losses recognized for goodwill are not reversed in subsequent periods should its value recover.

Goodwill is allocated to CGUs for the purpose of impairment testing. The allocation is made to those cash generating units or groups of CGUs that are expected to benefit from the business combination in which the goodwill arose. If the composition of one or more cash generating units to which goodwill has been allocated changes due to a reorganization, the goodwill is re-allocated to the units affected.

Foreign currency translation

Functional and presentation currency

Items included in the financial statements of each of the group’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in United States dollars, which is the group’s presentation currency. The Company’s mining operations operate within an economic environment where the functional currency is the United States dollar. References to "$" or "US$" are to United States dollars, while references to "Cdn. $" are to Canadian dollars.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019 and 2018
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Transactions and balances

Transactions denominated in foreign currencies are translated into the United States dollar as follows:

•	Monetary assets and liabilities are translated at the rates of exchange at the Consolidated Balance Sheet date;

•	Non-monetary assets and liabilities are translated at historical exchange rates prevailing at each transaction date;

•
Revenue and expenses are translated at the exchange rate at the date of the transaction, except depreciation, depletion and amortization, which are translated at historical exchange rates, and share-based compensation expense, which is translated at the rates of exchange applicable at the date of grant of the share-based compensation; and

•
Exchange gains and losses on translation are included in earnings. When the gain or loss on certain non-monetary items, such as long-term investments classified as fair value through other comprehensive income (“OCI”) is recognized in OCI, the translation differences are also recognized in OCI.

Group companies

For any subsidiaries or joint ventures whose functional currency differs from the United States dollar, foreign currency balances and transactions are translated into the United States dollar as follows:

•	Assets and liabilities are translated at the rates of exchange at the Consolidated Balance Sheet date;

•
Revenue and expenses are translated at average exchange rates throughout the reporting period or at rates that approximate the actual exchange rates; items such as depreciation are translated at the monthly average exchange rate; and

•	Exchange gains and losses on translation are included in OCI.

The exchange gains and losses are recognized in earnings upon the substantial disposition, liquidation or closure of the entity that gave rise to such amounts.

Financial instruments

The Company recognizes financial assets and liabilities on the Consolidated Balance Sheet when the Company becomes party to the contractual provisions of the instrument.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits held with banks, and other short-term highly liquid investments with original maturities of three months or less. Cash and cash equivalents are classified as financial assets and subsequently measured at amortized cost.

Accounts receivable, accounts payable and accrued liabilities

Accounts receivable, accounts payable and accrued liabilities are non-interest bearing and are initially measured at fair value, subsequently recorded at amortized cost which approximates fair value due to the short term to maturity. Where necessary, accounts receivable are net of expected credit losses. Accounts receivable are classified as financial assets subsequently measured at amortized cost and accounts payable and accrued liabilities are classified as financial liabilities and subsequently measured at amortized cost.

Long-term investments

Equity investments in entities that are not subsidiaries, joint ventures or investments in associates are designated fair value through profit and loss ("FVTPL") unless they are irrevocably designated, on an individual basis, as fair value through other comprehensive income ("FVOCI"). These investments are measured at fair value on acquisition and at each reporting date. Any unrealized holding gains and losses related to long-term investments designated as FVOCI are excluded from net earnings and are included in OCI. Upon disposal, any accumulated gains and losses remain in equity.

Lease liabilities

Lease liabilities are interest bearing and are initially measured at the present value and subsequently recorded at amortized cost.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019 and 2018
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Debt

The Company initially recognizes all financial liabilities at fair value and classifies them as subsequently measured at either FVTPL or amortized cost, as appropriate. For debt subsequently measured at amortized cost, the effective interest rate method is used. Debt classified as FVTPL is measured at fair value on each financial period-end date with gains and losses flowing through the Consolidated Statement of Operations. For debt that is optionally classified as FVTPL, the part of the fair value change related to the Company’s own credit risk is recorded in OCI rather than the Consolidated Statement of Operations.

Derivative instruments

Derivative instruments, including embedded derivatives, are recorded at FVTPL and accordingly recorded on the balance sheet date at fair value. Unrealized gains and losses on derivatives held for trading are recorded as part of other gains or losses in earnings. Fair values for derivative instruments are determined using valuation techniques, using assumptions based on market conditions existing at the balance sheet date.

Impairment of financial assets held at amortized cost

At each reporting date, the Company measures the loss allowance for the financial asset held at amortized cost at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the credit risk on the financial asset has not increased significantly since initial recognition, we measure the loss allowance for the financial asset at an amount equal to twelve month expected credit losses.

Derecognition of financial assets

Financial assets are derecognized when the investments mature or are sold, and substantially all the risks and rewards of ownership have been transferred. Gains and losses on derecognition of financial assets classified as FVTPL or amortized cost are recognized within other non-operating income. Accumulated gains or losses on financial assets classified as FVOCI remain within accumulated other comprehensive income.

Inventories

Gold and silver bullion, in-process and stockpile inventories are recorded at the lower of average cost and net realizable value. The cost of finished goods and work-in-progress comprises raw materials, direct labour, and other direct costs, as well as stripping in the production stage and related production overheads (based on normal operating capacity) including applicable depreciation on property, plant and equipment. Net realizable value is the estimated selling price less applicable selling expenses.

When inventories have been written down to net realizable value, a new assessment of net realizable value is made in each subsequent period. When the circumstances that caused the write down no longer exist, the amount of the write down is reversed.

Materials and supplies inventories are valued at the lower of average cost and net realizable value. Cost includes acquisition, freight and other directly attributable costs.

Mining interests

Mining interests include property, plant and equipment, mineral properties and mine development costs, deferred stripping, exploration and evaluation expenditures, capitalized borrowing costs and impairment.

Property, plant and equipment

Property, plant and equipment are recorded at cost. Repairs and maintenance expenditures are charged to operations; major improvements and replacements which extend the useful life of an asset are capitalized. Property, plant and equipment are amortized over the life of the mine using the units-of-production (“UOP”) method based on the recoverable ounces from the estimated proven and probable reserves and a portion of the measured and indicated resources that are reasonably expected to be converted to proven and probable reserves. Mobile equipment, tailings dam and equipment are depreciated on a straight-line basis over three to six years as appropriate, net of residual value. The Company allocates the amount initially recognized in respect of an item of property, plant and equipment to its significant parts and depreciates separately each such part. Residual values, method of amortization and useful lives of the assets are reviewed annually and adjusted if appropriate.

During the commissioning phase of a new mine, pre-production expenditures, net of incidental revenue, are capitalized to plant and equipment.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019 and 2018
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Mineral properties and mine development costs

Mineral properties and mine development costs are stated at cost less accumulated depreciation and impairment losses. When production commences, these costs are amortized using the UOP method, based on recoverable ounces from the estimated proven and probable reserves and a portion of measured and indicated resources that are reasonably expected to be converted to proven and probable reserves.

Capitalization of costs incurred ceases when the mining property is capable of operating in the manner intended by management. Costs incurred prior to this point, including depreciation of related plant and equipment, are capitalized and proceeds from sales of ounces produced during this period are offset against capitalized costs.

The Company applies judgement in its assessment of when a mine is capable of operating in the manner intended by management which takes account of the design of the mine and the nature of the initial commissioning phase of the mine.

Non-recoverable costs for projects determined not to be commercially feasible are expensed in the period in which the determination is made or when the carrying value of the project is determined to be impaired.

Deferred stripping

Stripping costs incurred during the production phase of a mine are considered production costs and are included in the cost of inventory produced during the period in which stripping costs are incurred, unless the stripping activity can be shown to be a betterment of the mineral property. Betterment occurs when stripping activity increases future output of the mine by providing access to additional reserves. Stripping costs incurred to provide access to the ore body for extraction are capitalized as mine development costs and are amortized on a UOP basis over the reserves and resources to which they relate.

Exploration and Evaluation Expenditures

The Company defers the cost of acquiring, maintaining its interest, exploring and evaluating mineral properties as exploration and evaluation until the properties are placed in production, abandoned, sold or considered to be impaired in value. Once the technical feasibility and commercial viability of the extraction of mineral reserves or resources from a particular mineral property has been determined, exploration and evaluation expenditures are reclassified to “mineral properties and mine development costs”. If no mineable ore body is discovered, such costs are expensed in the period in which it is determined the property has no future economic value. Exploration costs that do not relate to any specific property are expensed as incurred.

The establishment of technical feasibility and commercial viability of a mineral property is assessed based on a combination of factors, such as but not limited to:

•	The extent to which mineral reserves or mineral resources have been identified through a feasibility study or similar level document;

•	The results of optimization studies and further technical evaluation carried out to mitigate project risks identified in the feasibility study;

•	The status of environmental permits; and

•	The status of mining leases or permits.

In addition, commercial viability is deemed to be achieved when the Company determines that the project will provide a satisfactory return relative to its perceived risks. Ore reserves and resources may be declared for an undeveloped mining project before its commercial viability has been fully determined. Evaluation costs may continue to be capitalized during the period between declaration of reserves and approval to mine as further work is undertaken in order to refine the development case to maximize the project’s returns.

Borrowing costs

Borrowing costs attributable to the acquisition or construction of qualifying assets that take a substantial period of time to make ready for their intended use are added to the cost of the assets, until such time as the assets are substantially complete and ready for their intended use. The amount of borrowing costs capitalized cannot exceed the actual amount of borrowing costs incurred in a period. All other borrowing costs are expensed in the period in which they are incurred.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019 and 2018
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Impairment and reversals of impairment

The carrying amounts of long-lived assets are tested for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. If there are indicators of impairment, the recoverable amount of the asset is estimated in order to determine the extent of the impairment. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount and is recorded as an expense in the Consolidated Statement of Operations.

The recoverable amount is the higher of an asset’s “fair value less costs of disposal” ("FVLCD") and “value-in-use”. Where the asset does not generate cash flows that are independent from other assets, the recoverable amount of the cash-generating unit to which the asset belongs is determined. FVLCD is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. For mining assets this would generally be determined based on the present value of the estimated future cash flows arising from the continued development, use or eventual disposal of the asset. In assessing these cash flows and discounting them to the present value, assumptions used are those that an independent market participant would consider appropriate. In assessing “value-in-use”, the estimated future cash flows expected to arise from the continuing use of the assets in their present form and from their disposal are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and risks specific to the asset.

Impairment losses are evaluated for potential reversals when events or circumstances warrant such consideration. Where an impairment loss is subsequently reversed, the amount of such reversal is limited such that, the revised carrying amount of the asset or cash-generating unit does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset or cash-generating unit in the prior years. A reversal of an impairment loss is recognized into earnings immediately.

Leases

Accounting policy applicable from January 1, 2019

At the inception of a contract, to determine if it contains a lease, the Company assesses whether it conveys the right to control and obtain substantially all of the economic benefits of an identified asset, for a period of time, in exchange for consideration. Where a contract contains a lease, the Company recognizes a right-of-use asset and a lease liability at the commencement date of the lease.

The right-of-use asset is measured at cost less any accumulated depreciation and impairment losses and may be adjusted for any remeasurement of the lease liability. Cost is the amount of the initial lease liability plus any initial direct costs incurred and any lease payments made at or before the commencement date less any incentives received.

The right-of-use assets are included in the cost of property, plant and equipment for the associated mining interest on the Consolidated Balance Sheet. They are depreciated, in accordance with the Company's existing accounting policy, over the shorter of the term of the lease or the life of the asset.

The lease liability is initially measured at the present value of future lease payments discounted at the interest rate implicit in the contract. If the implicit rate cannot be determined, the incremental borrowing rate over a similar term and with similar security for the funds necessary to obtain an asset of similar value in a similar economic environment is used. The lease payments include fixed payments less any incentives receivable, variable lease payments that depend on an index or rate and amounts expected to be paid under residual value guarantees. Where the lease contains an extension or purchase option, the costs associated with the option are included if it is reasonably expected to be exercised by the Company.

Thereafter, the amount of the lease liability is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of the lease liability is remeasured to reflect any modifications to the contract terms. Lease liabilities are presented as a component of debt on the Consolidated Balance Sheet.

The Company has elected not to recognize right-of-use assets and lease liabilities for contracts that have a lease term of 12 months or less or are for the use of low value assets. These contracts are recognized as an expense in the Consolidated Statement of Operations in the period the cost is incurred. In addition, for certain asset classes, the Company has elected to treat both lease and non-lease components as a single lease component for the purposes of applying IFRS 16.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019 and 2018
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Accounting policy applicable prior to January 1, 2019

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at inception date. It requires consideration as to whether the fulfilment of the arrangement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use the asset.

A reassessment is made after inception of the lease only if one of the following applies:

(a)	There is a change in contractual terms, other than a renewal or extension of the arrangement;

(b)	A renewal option is exercised or extension granted, unless the term of the renewal or extension was initially included in the lease term;

(c)	There is a change in the determination of whether fulfilment is dependent on a specified asset; or

(d)	There is a substantial change to the asset.

Where a reassessment is made, lease accounting shall commence or cease from the date when the change in circumstances gave rise to the reassessment for scenarios (a), (c) or (d) and at the date of the renewal or extension period for scenario (b).

Company as a lessee

Finance leases, which transfer to the Company substantially all the risks and rewards incidental to ownership of the leased item, are capitalized at the commencement of the lease term (the date from which the lessee is entitled to exercise its right to use the leased asset) at the fair value of the leased asset or, if lower, at the present value of the minimum lease payments.

Capitalized leased assets are depreciated over the shorter of the estimated useful life of the asset and the lease term, if there is no reasonable certainty that the Company will obtain ownership by the end of the lease term.

A lease is classified as an operating lease if it does not transfer substantially all of the risks and rewards incidental to ownership.

Operating lease payments are recognized as an expense in the statement of operations on a straight line basis over the lease term.

Mine restoration provisions

Future obligations to retire an asset including site closure, dismantling, remediation and on-going treatment and monitoring are initially recognized and recorded as a liability based on estimated future cash flows discounted at a risk free rate. The measurement determination is based on estimated future cash flows, the current risk-free discount rate, and an estimated inflation factor. The value of restoration provisions is adjusted at each reporting period for changes to factors including the expected amount of cash flows required to discharge the liability, the timing of such cash flows and the risk-free interest rate. The liability is added to the carrying amount of the associated asset, and this additional carrying amount is depreciated over the life of the asset. The liability is accreted to full value over time through periodic charges to earnings. This unwinding of the discount is expensed in the Consolidated Statement of Operations. As reclamation work is performed or liabilities are otherwise settled, the recorded amount of the liability is reduced.

Share-based payments

The cost of stock options and other equity-settled share-based payment arrangements is recorded based on the estimated fair-value at the grant date and charged to earnings over the vesting period.

The Company grants stock options to certain employees and directors. Each tranche is considered a separate award with its own vesting period and grant date fair value. The fair value of each tranche is measured at the date of grant using the Black-Scholes option pricing model. Compensation expense is recognized over the tranche’s vesting period by a charge to earnings, with a corresponding increase to contributed surplus based on the number of awards expected to vest. The number of awards expected to vest is reviewed at least annually, with any impact being recognized immediately.

Current and deferred income taxes

Income tax comprises current and deferred tax. Income tax is recognized in the Consolidated Statement of Operations except to the extent that it relates to items recognized directly in equity, in which case the income tax is also recognized directly in equity. Taxes on income in interim periods are recorded using the tax rate that would be applicable to expected annual profit.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019 and 2018
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Current tax is the expected tax payable on taxable income for the year, using tax rates enacted or substantively enacted, at the end of the reporting period.

Deferred tax is recognized in respect of temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred income tax is determined on a non-discounted basis using tax rates and laws that have been enacted or substantively enacted at the balance sheet date and are expected to apply when the deferred tax asset or liability is reversed. Deferred tax assets are recognized to the extent that it is probable that the assets can be recovered.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except, in the case of subsidiaries, where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future. As an exception, deferred tax assets and liabilities are not recognized if the temporary differences arise from the initial recognition of goodwill or an asset or liability in a transaction (other than in a business combination) that affects neither accounting profit nor taxable profit.

Deferred income tax assets and liabilities are presented as non-current.

Revenue

Gold revenue is recognized when it is probable that the economic benefits will flow to the Company, delivery has occurred, the sales price is reasonably determinable and collectability is reasonably assured. These criteria are generally met at the time the product is delivered to the customer and, depending on the delivery conditions, title and the risks and rewards of ownership have passed to the customer and acceptance of the product, when contractually required, has been obtained. Gold revenue is measured based on the price specified in the sales contract at the time of sale.

Silver revenue is accounted for as a by-product and is recorded as a credit to operating costs.

Earnings per share

Basic earnings per share is calculated by dividing the net income for the year attributable to shareholders of the Company by the weighted average number of common shares outstanding during the year.

Diluted earnings per share is calculated using the treasury share method whereby all “in-the-money” options, warrants and equivalents are assumed to have been exercised at the beginning of the year and the proceeds from the exercise are assumed to have been used to purchase common shares at the average market price during the period. Diluted earnings per share excludes all dilutive potential common shares if their effect is anti-dilutive.

5	Significant accounting judgements and estimates

The preparation of these financial statements in conformity with IFRS requires judgements and estimates that affect the amounts reported. Those judgements and estimates concerning the future may differ from actual results. The following are the areas of accounting policy judgement and accounting estimates applied by management that most significantly affect the Company’s financial statements, including those areas of estimation uncertainty that could result in a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

Mineral reserve and resource estimates

Mineral reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its mineral reserves and mineral resources based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and requires complex geological judgements to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, metallurgical recoveries, permitting and production costs along with geological assumptions and judgements made in estimating the size, and grade of the ore body. Changes in the reserve or resource estimates may impact the carrying value of mining interests, mine restoration provisions, recognition of deferred tax assets, depreciation and amortization charges and royalties receivable.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019 and 2018
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Impairment of long-lived assets

Long-lived assets are tested for impairment, or reversal of a previous impairment, if there is an indicator of impairment or a subsequent reversal. Calculating the estimated recoverable amount of cash-generating units for long-lived asset requires management to make estimates and assumptions including reserves and resources, future production levels, metallurgical recovery estimates, operating and capital costs in its life-of-mine plans, future metal prices, foreign exchange rates, taxation rates, and the discount rate. Changes in any of the assumptions or estimates used in determining the recoverable amount could impact the analysis. Such changes could be material.

Value-added tax receivables

The Company incurs indirect taxes, including value-added tax, on purchases of goods and services at its operating mines and development projects. Indirect tax balances are recorded at their estimated recoverable amounts within current or long-term assets, net of provisions, and reflect the Company’s best estimate of their recoverability under existing tax rules in the respective jurisdictions in which they arise. Management’s assessment of recoverability considers the probable outcomes of claimed deductions and/or disputes. The provisions and balance sheet classifications made to date may be subject to change and such change may be material.

Uncertain tax positions

The Company’s operations involve the application of complex tax regulations in multiple international jurisdictions. Determining the tax treatment of a transaction requires the Company to apply judgement in its interpretation of the applicable tax law. These positions are not final until accepted by the relevant tax authority. The tax treatment may change based on the result of assessments or audits by the tax authorities often years after the initial filing.

The Company recognizes and records potential liabilities for uncertain tax positions based on its assessment of the amount, or range of amounts, of tax that will be due. The Company adjusts these accruals as new information becomes available. Due to the complexity and uncertainty associated with certain tax treatments, the ultimate resolution could result in a payment that is materially different from the Company’s current estimate of the tax liabilities.

Deferred income taxes and valuation allowances

The Company is periodically required to estimate the tax basis of assets and liabilities. Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of deferred income tax assets and liabilities recorded in the financial statements. Changes in deferred tax assets and liabilities generally have a direct impact on earnings in the period that the changes occur.

Each period, the Company evaluates the likelihood of whether some portion or all of each deferred tax asset will not be realized. This evaluation is based on historic and future expected levels of taxable income, the pattern and timing of reversals of taxable temporary timing differences that give rise to deferred tax liabilities, and tax planning initiatives. Levels of future taxable income are affected by, among other things, market gold prices, production costs, quantities of proven and probable gold reserves, interest rates and foreign currency exchange rates.

Capitalization of exploration and evaluation expenditures

The application of the Company’s accounting policy for capitalization of exploration and evaluation expenditures requires judgement in determining whether the future economic benefit is likely, either through future exploitation or sale, where properties have not reached a stage which permits a reasonable assessment of the existence of reserves. The deferral policy requires management to make certain judgements and estimates about future events or circumstances, in particular whether an economically viable mine can be established. Judgements and estimates made may change if new information becomes available. If, after an expenditure is capitalized, information becomes available suggesting that the recovery of expenditure is unlikely, the amount capitalized is written off in the Consolidated Statement of Operations in the period when the new information becomes available.

Determination of control or significant influence over investees

The assessment of whether the Company has control or significant influence over an investee requires the application of judgement when assessing factors that could give rise to control or significant influence. Factors evaluated when determning if the Company has control or significant influence over an investee include, but are not limited to, ownership percentage, representation on the board of directors, participation in the policy-making process, material transactions and contractual relationships between the Company and the investee, interchange of managerial personnel, provision of essential technical

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019 and 2018
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

information and potential voting rights. In evaluating these factors, the Company determines the level of power it has over the investee.

Changes in the Company's assessment of the factors used in determining if control or significant influence exits over an investee would impact the accounting treatment of the investment in the investee.

Joint arrangements

The Company is party to a number of arrangements over which it has determined it does not have control. Judgement is required in determining whether joint control over these arrangements exists, which parties have joint control and whether each arrangement is a joint venture or joint operation. In assessing whether the Company has joint control, the activities of each arrangement are analysed to determine which activities most significantly affect the returns of the arrangement over its life. These activities are determined to be the relevant activities of the arrangement. If unanimous consent is required over the decisions about the relevant activities, the parties whose consent is required would have joint control over the arrangement. The judgements around which activities are considered the relevant activities of the arrangement are subject to analysis by each of the parties to the arrangement and may be interpreted differently. When performing this assessment, the Company generally considers decisions about activities such as managing the asset while it is being designed, developed and constructed, during its operating life and during the closure period. The Company may also consider other activities including, but not limited to, the approval of budgets, expansion and disposition of assets, financing, significant operating and capital expenditures, appointment of key management personnel and representation on the Board of Directors. When circumstances or contractual terms change, the Company reassesses the control group and the relevant activities of the arrangement.

If the Company has joint control over an arrangement, an assessment of whether the arrangement is a joint venture or joint operation is required. This assessment is based on whether the Company has rights to the assets, and obligations for the liabilities, relating to the arrangement or whether the Company has rights to the net assets of the arrangement. In making this determination, the Company reviews the legal form of the arrangement, the terms of the contractual arrangement and other relevant facts and circumstances. In a situation where the legal form and the terms of the contractual arrangement does not give the Company rights to the assets and obligations for the liabilities, an assessment of the other relevant facts and circumstances is required. This includes whether the activities of the arrangement are primarily designed for the provision of output to the parties and whether the parties are substantially the only source of cash flows contributing to the arrangement. The consideration of the other relevant facts and circumstances may result in the conclusion that a joint arrangement is a joint operation. This conclusion requires judgement and is specific to each arrangement.

6	Disposal of Nicaraguan Group

Gain on disposal of Nicaraguan Group

On October 15, 2019, the Company completed the sale of El Limon Mine, La Libertad Mine and other additional concessions in Nicaragua (collectively, the "Nicaraguan Group") to Calibre Mining Corp. ("Calibre") for consideration measured at $116 million (net of transaction costs), including settlement for certain working capital items. The measurement of the consideration is as follows:

•	$40 million received in cash upon the closing of the transaction;

•	$40 million in the form of 87,986,666 shares in Calibre (valued at Cdn. $0.60 per share using a foreign exchange rate of Cdn. $1.32 to $1) issued upon closing;

•	$10 million deferred consideration payable one year from closing in either cash or shares measured at $9 million after discounting using the Company's estimate of Calibre's borrowing rate of 9.75%;

•
$10 million in a 2 year convertible debenture bearing interest at 2% per annum, convertible at the option of B2Gold at a conversion price equal to Cdn. $0.75. The debenture is also convertible at the option of Calibre at a conversion price equal to Cdn. $0.81 providing the ten day volume-weighted average share price of Calibre shares is above the conversion price. In either scenario, the number of shares to be issued is adjusted based on the US $ / Cdn. $ exchange rate on the conversion date. The Company determined that the fair value of the debenture is equal to its face value; and

•
$18 million for the working capital settlement, $13 million received 15 business days after closing and $5 million ($5 million after discounting at the estimated borrowing rate of 9.75%) payable one year from closing. The working capital payment covers local cash, the book value of accounts receivable and prepaid expenses and the fair value of in-circuit, dore and bullion inventory.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019 and 2018
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

The gain on the disposal of the Nicaraguan Group was $40 million, as outlined below:

$

Proceeds from sale:
Cash consideration, received upon closing	40,000
Common shares of Calibre, issued upon closing	39,997
Cash consideration, one year from closing discounted at 9.75%	9,112
Convertible debenture	10,000
Working capital settlement, receivable portion discounted at 9.75%	17,867
Transaction costs	(1,303)
Total proceeds from sale, net of transaction costs	115,673

Total assets sold	165,751
Total liabilities sold	(90,207)
Net assets sold	75,544

Gain on sale of Nicaraguan Group	40,129

Upon the closing of the transaction, the Company owned approximately 30.1% of the outstanding common shares of Calibre. In November 2019, Calibre exercised its right to redeem, in common shares, the outstanding principal amount owing pursuant to the convertible debenture issued as part of the purchase consideration. Accordingly, the Company received an additional 17,618,667 common shares of Calibre, thereby increasing the Company's ownership interest to approximately 33.8% of the outstanding common shares of Calibre as at December 31, 2019 (Note 10).

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019 and 2018
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Operating results of Nicaraguan Group

In accordance with IFRS 5, Non-current assets held for sale and discontinued operations, the Nicaraguan Group has been accounted for as a discontinued operation for the years ended December 31, 2019 and 2018. The results of the Nicaraguan Group for the period to the date of sale, as well as the restated comparative year, have been presented as discontinued operations in the Consolidated Statement of Operations and the Consolidated Statement of Cash Flows. The following outlines the operating results of the Nicaraguan Group for the period ended October 14, 2019 and year-ended December 31, 2018:

	2019	2018
	$	$

Gold revenue	162,010	173,637

Cost of sales
Production costs	(111,403)	(125,257)
Depreciation and depletion	(17,685)	(58,231)
Royalties and production taxes	(5,727)	(6,214)
Total cost of sales	(134,815)	(189,702)

Gross profit (loss)	27,195	(16,065)

General and administrative	(3,237)	(4,845)
Share-based payments	(1,827)	(3,380)
Impairment of long-lived assets, net	—	(37,167)
Write-off of mineral property interests	—	(4,780)
Provision for non-recoverable input taxes	(173)	(2,464)
Community relations	(1,574)	(2,641)
Foreign exchange losses	(1,107)	(82)
Other	(334)	(2,031)
Operating income (loss)	18,943	(73,455)

Interest and financing expense	(872)	(1,109)
Other	170	149
Income (loss) before taxes	18,241	(74,415)

Current income tax, withholding and other taxes expense	(7,995)	(5,263)
Deferred income tax expense	(3,264)	(9,968)
Net income (loss) from discontinued operations	6,982	(89,646)

7	Accounts receivable, prepaids and other

	2019	2018
	$	$

Supplier advances	13,768	5,742
Due from associate (Note 6)	14,441	—
Prepaid expenses	2,221	1,953
Other receivables	7,460	4,956
	37,890	12,651

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019 and 2018
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

8	Inventories

	2019	2018
	$	$

Gold and silver bullion	46,484	35,052
In-process inventory	10,297	16,345
Ore stock-pile inventory	62,695	58,546
Materials and supplies	98,447	124,028
	217,923	233,971

Ore stock-pile inventory includes amounts for the Fekola Mine of $33 million (2018 - $37 million), for the Otjikoto Mine of $28 million (2018 – $18 million), and for the Masbate Mine of $2 million (2018 - $2 million).

9	Long-term investments

	2019				2018
	Cost	AOCI	Transfers	Fair Value	Cost	AOCI	Fair Value
	$	$	$	$	$	$	$

Calibre Mining Corp.	7,844	(5,423)	(2,421)	—	7,844	(6,395)	1,449
RTG Mining Inc.	13,400	(12,562)	—	838	13,400	(12,306)	1,094
St. Augustine Gold & Copper Ltd.	20,193	(19,141)	—	1,052	20,193	(19,194)	999
Libero Copper Corp.	632	291	—	923	632	(22)	610
Goldstone Resources Ltd.	20	(17)	—	3	20	(17)	3
Balance, end of year	42,089	(36,852)	(2,421)	2,816	42,089	(37,934)	4,155

The Company holds investments in certain public companies, as disclosed in the table above. The Company, through its acquisition of CGA Mining Limited in 2013, acquired investments in the securities of St. Augustine Gold & Copper Ltd. and RTG Mining Inc.

Under IFRS 9, the Company made the irrevocable election to present changes in the fair value of these long-term investments in OCI. This designation resulted in reclassification of a $35 million cumulative impairment loss (net of a $1 million deferred income tax recovery) on the long-term investments from deficit to accumulated other comprehensive income ("AOCI") on January 1, 2018.

On October 15, 2019, the Company completed the sale of the Nicaraguan Group to Calibre (Note 6). In connection with the closing, the Company's share ownership in Calibre increased. The Company determined that effective October 15, 2019, it has significant influence over the decision-making process of Calibre as a result of the increase in share ownership and having an executive of the Company sit on Calibre's Board of Directors, therefore, the Company is using the equity basis of accounting to account for this investment and is included in Mining Interests (Note 10).

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019 and 2018
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

10	Mining interests

	2019	2018
	$	$
Property, plant and equipment (depletable)
Fekola Mine, Mali
Cost	1,322,865	1,168,491
Accumulated depreciation and depletion	(258,580)	(144,335)
	1,064,285	1,024,156
Masbate Mine, Philippines
Cost, net of impairment	815,418	681,509
Accumulated depreciation and depletion	(295,616)	(248,021)
	519,802	433,488
Otjikoto Mine, Namibia
Cost	638,664	575,127
Accumulated depreciation and depletion	(323,152)	(238,579)
	315,512	336,548
Limon Mine, Nicaragua
Cost	—	217,263
Accumulated depreciation and depletion	—	(149,541)
	—	67,722
Libertad Mine, Nicaragua
Cost, net of impairment	—	315,569
Accumulated depreciation and depletion	—	(295,715)
	—	19,854

Exploration and evaluation properties (non-depletable)
Kiaka, Burkina Faso	76,807	73,173
Anaconda Regional, Mali	27,139	21,903
Toega, Burkina Faso	—	19,581
Mocoa Royalty, Colombia	10,230	10,230
Ondundu, Namibia	9,778	8,273
Finland Properties, Finland	6,697	5,947
Other	14,321	13,542
	144,972	152,649
Corporate & other
Office, furniture and equipment, net	2,160	680
	2,046,731	2,035,097
Investments in joint ventures and associates (accounted for using the equity method)
Gramalote, Colombia, net of impairment	77,265	72,078
Calibre, Nicaragua (Note 6)	53,471	—
	130,736	72,078
	2,177,467	2,107,175

Reversal of impairment and impairment of long-lived assets

Masbate

During the latter half of 2019 and as at December 31, 2019, the long-term consensus gold price continued to be above the long-term gold price assumptions used in the Company’s reserve estimations and life-of-mine plans. Consequently, the Company has revised its long-term gold price estimate to $1,350 per ounce of gold. The increase in the long-term gold price was considered to be an indicator of impairment reversal. The Company performed an impairment reversal test on the Masbate Mine cash-generating unit (“CGU”) as at December 31, 2019. Previously, during the year ended December 31, 2014, the Company recorded a pre-tax impairment charge of $436 million on the carrying value of Masbate Mine property, plant and equipment. The net impairment recorded in the statement operations after taking into account a deferred income tax recovery of $131 million was $305 million.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019 and 2018
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

The Company conducted an impairment analysis whereby the carrying values of the Masbate Mine property, plant and equipment were compared to the mine’s recoverable amount which was determined to be its FVLCD at December 31, 2019. To estimate the recoverable amount of the Masbate Mine’s CGU for impairment reversal, the Company utilized a discounted cash flow model incorporating estimates and assumptions that included such factors as reserves and resources, future production levels, metallurgical recovery estimates, operating and capital costs, future metal prices and the discount rate. Management’s estimate of the FVLCD of its CGUs is classified as level 3 in the fair value hierarchy. The Company’s estimate of future cash flows is subject to risks and uncertainties and therefore could change in the future if the underlying assumptions change.

Key assumptions used for the impairment test at December 31, 2019 were:

Long-term gold price	$1,350/ounce
Silver price	$17/ounce
Mine life	2036
Discount rate	5%

The Company’s analysis concluded that the carrying values of the Masbate Mine property, plant and equipment at December 31, 2019 were lower than the FVLCD and has therefore resulted in a partial reversal of the original impairment loss recorded in 2014. After reflecting the amount of depreciation that would have been recorded had the assets not been impaired, the Company recorded a pre-tax impairment reversal of $100 million in the Consolidated Statement of Operations. The net impairment reversal recorded in the Consolidated Statement of Operations after taking into account a deferred income tax expense of $30 million was $70 million.

Sensitivities

The recoverable amount for the Masbate Mine CGU is most sensitive to changes in the long-term gold price and the discount rate. A decrease in the long-term gold price would result in the Company making amendments to the mine plans that would partially offset the effect of a lower long-term gold price through lower operating and capital costs. Ignoring the impact on the life-of-mine plans, in isolation, a $50 per ounce decrease in the long-term gold price assumption would result in the pre-tax impairment reversal being reduced by approximately $80 million. The net reduction in the impairment reversal after taking into account deferred income taxes of $24 million would be $56 million. A 50 basis point increase in the discount rate would result in the impairment reversal being reduced by $21 million (excluding gold price impact above). The net reduction in the impairment reversal due to discount rate changes after taking into account a deferred income taxes of $6 million would be $15 million.

Nicaraguan Group

During the year ended December 31, 2018, an impairment charge for La Libertad Mine long-lived assets and an impairment reversal for El Limon Mine long-lived assets was recorded. A $50 million impairment charge was recorded in the Consolidated Statement of Operations for La Libertad for the year ended December 31, 2018. In addition, the Company determined that the previous impairment charge for El Limon Mine of $16 million ($23 million net of a deferred income tax recovery of $7 million) had been fully reversed. This resulted in an impairment reversal of $9 million ($13 million net of a $4 million deferred income tax expense) after taking into account depreciation that would have been taken on the impaired assets. The Nicaraguan Group impairment tests were prepared using a long-term gold price of $1,250 per ounce and a discount rate of 5%. As the Nicaraguan Group was disposed of during the year ended December 31, 2019, these amounts have been included within the results of discontinued operations in the Consolidated Statement of Operations for the year ended December 31, 2018.

Mocoa

During the year ended December 31, 2018, the Company partially disposed of its interest in the Mocoa property. As a result, the property was written down to its estimated fair value of $11 million and impairment losses totalling $18 million were recognized in the Consolidated Statement of Operations.

Mineral interest updates

Fekola

During the year ended December 31, 2018, the Company transferred ownership of 20% of Fekola SA to the State of Mali. The first non-participating 10% of the State of Mali's ownership entitles it to an annual priority dividend equivalent to 10% of calendar net income of Fekola SA (the “Priority Dividend”). This Priority Dividend is accounted for as an income tax in accordance with

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019 and 2018
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

IAS 12, Income Taxes. The second fully participating 10% of the State of Mali's interest entitles it to ordinary dividends payable on the same basis as any ordinary dividends declared and payable to the Company for its 80% interest. Ordinary dividends will not be paid by Fekola SA until the Fekola intercompany loans, including funds advanced for mine construction plus interest have been repaid to B2Gold in full. The State of Mali's purchase of the additional 10% participating interest did not result in a change in control and, accordingly, the Company accounted for this transaction within equity in accordance with IFRS 10, Consolidated financial statements.

The carrying value of the second fully participating 10% interest transferred of $57 million, equal to the State of Mali's proportionate share in the net assets of Fekola SA, was recorded as an increase in non-controlling interest on the Company's Consolidated Balance Sheet. The net loss of $10 million on the transaction, being the difference between the carrying value of the additional 10% interest and the consideration, was recorded as an increase to deficit. The State of Mali agreed to make payments totaling $47 million with respect to the acquisition of the additional 10% interest. The $47 million obligation of the State of Mali, in the form of a loan from B2Gold, will bear interest at a rate equal to the prime lending rate of the Central Bank of West African States plus 3%. The loan will be satisfied by netting it off against any ordinary dividends receivable by the State of Mali for its second 10% participating interest in Fekola SA until such time as the full amount of any principal and accrued interest outstanding under the loan are extinguished. In accordance with IFRS 10, the Company has recorded the loan receivable as a reduction of non-controlling interest and the interest income for the period directly to deficit, both within equity, on the Consolidated Balance Sheet.

Investment in associate

On October 15, 2019, the Company completed the disposal of the Nicaraguan Group to Calibre (Note 6). Prior to the disposal, the Company owned 5,345,000 common shares in Calibre which were included in the long-term investments line in the Consolidated Balance Sheet (Note 9). In connection with the closing of the transaction, the Company received an additional 87,986,666 common shares of Calibre, increasing its interest to 30.1%. The Company determined that effective October 15, 2019, it has significant influence over the decision-making process of Calibre as a result of the increase in share ownership and having an executive of the Company sit on Calibre's Board of Directors. Consequently, the Company is using the equity basis of accounting to account for this investment and it is included in mining interests . The Company adjusts Calibre's financial results, where appropriate, to give effect to uniform accounting policies. In November 2019, Calibre exercised its right to redeem the outstanding principal amount owing pursuant to the convertible debenture issued by Calibre to the Company as part of the purchase consideration (Note 6). Accordingly, the Company received an additional 17,618,667 common shares of Calibre, thereby increasing the Company's ownership interest to approximately 33.8% of the outstanding common shares of Calibre at December 31, 2019.

Calibre is a Canadian gold mining and exploration company with two 100%-owned operating gold mines in Nicaragua. Calibre's head office is located in Canada and is a public company listed on the Toronto Stock Exchange. The trading price of Calibre on December 31, 2019 was Cdn $0.95 per share which corresponds to a quoted market value of $81 million (at a closing exchange rate of Cdn $1.30 per US$) for the Company's investment in Calibre.

The following table summarizes the change in the carrying amount of the Company's investment in associate:

2019
$

Balance, beginning of year	—
Transfers from long-term investments (Note 9)	2,421
Shares issued in consideration for Nicaraguan Group (Note 6)	39,997
Shares issued upon conversion of convertible debenture	9,939
Share of income for the period	1,114
Balance, end of year	53,471

The equity accounting for Calibre is based on its results to December 31, 2019. The following is a summary of the Consolidated Balance Sheet of Calibre on a 100% basis: Current assets - $66 million, non-current assets - $199 million, total assets - $265 million, current liabilities - $35 million, non-current liabilities - $75 million and net assets - $155 million. The Company's equity share of the net assets was $53 million. The following is a summary of the Consolidated Statement of Operations of Calibre on a 100% basis: Revenues - $58 million, production costs - $40 million, royalties and production taxes - $2 million, depreciation and depletion - $2 million, general and administrative expense - $3 million, other expense - $7 million, income tax expense - $3 million and net income - $1 million. The Company's equity share of the net earnings from October 15 to December 31, 2019 was $1 million.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019 and 2018
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Toega

During the year ended December 31, 2019, the Company signed a non-binding letter of intent with a third party for sale of the Toega property in Burkina Faso. The Company expects both a definitive sale purchase agreement and the sale to be completed within the next 12 months. As a result, the carrying value of the Toega property of $22 million has been classified as an asset held for sale on the Consolidated Balance Sheet at December 31, 2019.

Gramalote

On December 23, 2019, the Company and AngloGold entered into a revised agreement for the Gramalote Project, whereby in exchange for sole funding the next $14 million of expenditures on the project (the "sole fund amount"), the Company would increase its ownership stake from 48.3% to 50% and become manager of the joint arrangement commencing January 1, 2020. Following the expenditure of the sole fund amount, each partner to the joint arrangement will fund its share of expenditures pro rata.

Other

During the year-ended December 31, 2019, the Company wrote-off $7 million relating to other mineral properties (2018 - $5 million).

11	Other assets

	2019	2018
	$	$

Low-grade stockpile	24,153	18,237
Debt service reserve account (Note 12)	11,783	13,736
Loan receivable, including accrued interest	3,984	5,053
Reclamation deposits	6,653	2,485
Other	226	840
	46,799	40,351

12	Long-term debt

	2019	2018
	$	$
Revolving credit facility:
Principal amount	200,000	400,000
Less: unamortized transaction costs	(7,713)	(4,178)
	192,287	395,822
Equipment loans/finance lease obligations:
Fekola equipment loan facility (net of unamortized transaction costs)	43,061	57,242
Masbate equipment loan facility (net of unamortized transaction costs)	10,799	13,071
Otjikoto equipment loan facility (net of unamortized transaction costs)	5,973	10,816
Lease liabilities	9,731	2,186
Nicaraguan equipment loans	—	398
	69,564	83,713
	261,851	479,535
Less: current portion	(26,030)	(25,008)
	235,821	454,527

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019 and 2018
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Changes in the debt balances during the year ended December 31, 2019, are as follows:

	Revolving credit facility	Equipment loans	Lease Liabilities	Nicaraguan equipment loans	Total
	$	$	$	$	$

Balance at December 31, 2018	395,822	81,129	2,186	398	479,535
Adoption of IFRS 16	—	—	7,535	—	7,535
Drawdowns	—	3,463	—	—	3,463
Lease liabilities incurred	—	—	2,219	—	2,219
Debt repayments	(200,000)	(24,140)	(3,146)	(316)	(227,602)
Foreign exchange (gains) losses	—	(1,213)	319	—	(894)
Deferred transaction costs incurred	(5,574)	—	—	—	(5,574)
Non-cash interest and financing expense	2,039	594	618	—	3,251
Debt sold with Nicaraguan Group	—	—	—	(82)	(82)
Balance at December 31, 2019	192,287	59,833	9,731	—	261,851

Less current portion	—	(23,049)	(2,981)	—	(26,030)
	192,287	36,784	6,750	—	235,821

Revolving credit facility

On May 10, 2019, the Company entered into a revised revolving credit facility ("RCF") agreement with its existing syndicate of banks plus one new lender. The maximum available for drawdown under the facility was increased from $500 million to $600 million with an accordion feature, available on the receipt of additional binding commitments, for a further $200 million.

The RCF bears interest on a sliding scale of between LIBOR plus 2.125% to 2.75% based on the Company’s consolidated net leverage ratio. Commitment fees for the undrawn portion of the facility are also on a similar sliding scale basis of between 0.478% and 0.619%. The term of the RCF is four years, maturing on May 9, 2023. Transaction costs on the RCF of $9 million are being amortized over the remainder of the facility.

The Company has provided security on the RCF in the form of a general security interest over the Company’s assets and pledges creating a charge over the shares of certain of the Company’s direct and indirect subsidiaries. In connection with the RCF, the Company must also maintain certain ratios for leverage and interest coverage. As at December 31, 2019, the Company was in compliance with these debt covenants.

At December 31, 2019, the Company had drawn down $200 million under the RCF with a balance of $400 million remaining available for future drawdowns.

Fekola equipment loan facility

During 2016, the Company entered into a Euro 71 million term equipment facility with Caterpillar Financial SARL, as Mandated Lead Arranger, and Caterpillar Financial Services Corporation, as original lender. The aggregate principal amount of up to Euro 71 million was available to the Company’s subsidiary, Fekola SA (the “Borrower”) to finance or refinance the mining fleet and other mining equipment at the Company's Fekola Mine in Mali. During the year ended December 31, 2019, the Company drew down the final Euro 2 million or $2 million equivalent under the facility (2018 - Euro 20 million or $24 million equivalent).

The Company is required to maintain a deposit in a debt service reserve account (“DSRA”) equal at all times to the total of the principal, interest and other payments that become payable over the next six months. At December 31, 2019, the balance in the DSRA account was Euro 8 million ($9 million equivalent). At December 31, 2018, the balance in the DSRA account was Euro 8 million ($9 million equivalent).

Each equipment loan is repayable in 20 equal quarterly installments. The final repayment date shall be five years from the first disbursement under each equipment loan. The interest rate on each loan is a rate per annum equal to EURIBOR plus a margin of 5.10%. A commitment fee of 1.15% per annum on the undrawn balance of each tranche for the first twenty-four months after

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019 and 2018
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

December 7, 2016 and 0.5% thereafter was also due, each payable quarterly. In each case, from October 1, 2017, 0.4167% per annum on the undrawn balance of each tranche was also due. The Company and the Company’s subsidiary, Mali Mining Investments Limited, have guaranteed the equipment facility and security is given over the equipment of the Borrower which has been financed by the equipment facility, related warranty and insurance, and over the DSRA.

Otjikoto equipment loan facility

On May 30, 2017, the term over which loans may be advanced under the facility was extended to June 30, 2018 and an additional $6 million was made available for drawdown. During the year ended December 31, 2017, the Company drew down the full $6 million under the facility.

Each loan is repayable in 20 equal quarterly installments. The final repayment date shall now be the earlier of the date when the last loan advanced under the facility falls due and December 31, 2023. The facility has an interest rate of LIBOR plus a margin of 3.85% on loans advanced under the facility and a commitment fee of 1.2% per annum on the undrawn balance of the facility, each payable quarterly.

The Company is required to maintain a deposit in a DSRA equal at all times to the total of the principal, interest and other payments that become payable over the next 6 months. At December 31, 2019, the balance in the DSRA was $2 million (2018 - $4 million).

The indebtedness of the Company under the facility is secured by a Namibian law general notarial bond granting security over all of the movable assets of the Company’s wholly owned subsidiary, B2Gold Namibia Minerals (Proprietary) Limited, a Bermudan law debt service reserve account security agreement granting security over the DSRA, a Namibian law cession in securitatem agreement granting security over all of the B2Gold Namibia Minerals (Proprietary) Limited’s rights under any existing or future warranty in connection with the purchase of equipment, and by guarantees of the Company and B2Gold Namibia (Proprietary) Limited.

Masbate equipment loan facility

On June 1, 2017, the Company entered into an $18 million term equipment facility with Caterpillar Financial Services Philippines Inc. The aggregate principal amount is available to the Company’s Philippines subsidiaries to finance or refinance the mining fleet and other mining equipment at the Company's Masbate Mine.

During the year ended December 31, 2019, the Company drew down the final $1 million under the facility (2018 - $8 million). As at December 31, 2019, the facility had been fully drawn.

Each equipment loan is repayable in 20 equal quarterly installments. The final repayment date shall be five years from the first disbursement under each equipment loan. The interest rate on each loan is a rate per annum equal to LIBOR plus a margin of 3.85%. The Company has guaranteed the equipment facilities and security is given over the equipment of the Borrower which has been financed by the equipment facilities.

Lease liabilities

For the year ended December 31, 2019, the Company recognized depreciation expense of $2 million on new right-of-use assets recognized under IFRS 16 in the Consolidated Statement of Operations and made payments on these leases of $2 million.

The expected timing of undiscounted lease payments at December 31, 2019 for leases accounted for under IFRS 16 is as follows:

$

Less than one year	2,490
One to five years	6,308
More than five years	657
9,455

For the year ended December 31, 2019, payments totalling $4 million relating to short-term leases (those with a term of 12 months or less) and $45 million relating to variable lease payments (including both lease and non-lease components) have

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019 and 2018
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

been expensed in the Consolidated Statement of Operations, including those related to the Nicaraguan Group included as part of income from discontinued operations.

Convertible senior subordinated notes

On August 23, 2013, the Company issued convertible senior subordinated notes (“the notes”) with an aggregate principal amount of $259 million. The notes bore interest at a rate of 3.25% per annum. On October 1, 2018, the Company repaid the outstanding balance.

For accounting purposes, the Company originally designated the notes at FVTPL. The equity conversion option was not separately classified as equity, since the Company had the ability to settle the option at fair value in cash, common shares or a combination of cash and common shares in certain circumstances. The Company did not separately account for the fair value of the equity conversion option as a derivative, as it has designated the entire amount owing under the notes as a liability accounted for at FVTPL. The notes were initially recognized at fair value on the Consolidated Balance Sheet with all subsequent changes in fair value being recorded immediately in the Consolidated Statement of Operations. Upon adoption of IFRS 9, the Company was required to reflect the impact of the fair value change related to the Company’s own credit risk through OCI. This change resulted in reclassification of an $11 million cumulative loss on the convertible notes from deficit to AOCI on January 1, 2018.

The gain on fair value of convertible notes recorded in the Consolidated Statement of Operations for the year ended December 31, 2018 was $11 million. Interest payments for the year ended December 31, 2018 were $8 million.

The following table summarizes the Company’s scheduled debt repayments on its outstanding debt as at December 31, 2019:

	2020	2021	2022	2023	2024	Total
	$	$	$	$	$	$

Revolving credit facility:
Principal	—	—	—	200,000	—	200,000
Interest & commitment fees (estimated)	9,979	9,979	9,979	3,843	—	33,780

Fekola equipment loan facility:
Principal	16,038	16,038	9,695	2,082	113	43,966
Interest (estimated)	1,967	1,132	379	55	2	3,535

Masbate equipment loan facility:
Principal	3,558	3,558	3,120	788	106	11,130
Interest (estimated)	623	403	170	27	2	1,225

Otjikoto equipment loan facility:
Principal	3,453	1,958	622	—	—	6,033
Interest (estimated)	261	261	11	—	—	533

Lease liabilities
Principal	2,981	2,732	2,191	1,520	908	10,332
Interest (estimated)	44	28	12	—	—	84
	38,904	36,089	26,179	208,315	1,131	310,618

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019 and 2018
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

13	Mine restoration provisions

The Company’s mine restoration provisions consist primarily of costs associated with mine reclamation and closure activities. These activities, which tend to be site specific, generally include costs for earthworks, including detoxification and recontouring, revegetation, water treatment and demolition. In calculating the present value of the Company’s mine restoration provisions as at December 31, 2019, management used a risk-free rate applicable to each location’s functional currency ranging from 1.93% to 2.13% and an inflation rate of 2.3%. The undiscounted cash flows, before inflation adjustments, estimated to settle the mine restoration provisions was approximately $73 million at December 31, 2019 (2018 - $126 million). Due to the nature of mine closure plans, cash expenditures are expected to occur over a significant period of time with the majority of the expenditures expected to occur in the years from 2029 to 2045.

The following table shows the movement in the provision for mine restoration provisions:

	2019	2018
	$	$

Balance, beginning of year	117,221	98,446
Reclamation spending at continuing operations	(124)	(374)
Reclamation spending at discontinued operations	(1,016)	(666)
Accretion expense	2,459	2,641
Change in obligation	9,790	17,174
Obligations sold with Nicaraguan Group (Note 6)	(52,911)	—
Balance, end of year	75,419	117,221
Less: current portion	—	(3,170)
	75,419	114,051

14	Share capital

The Company’s authorized share capital consists of an unlimited number of common shares and an unlimited number of preferred shares. As at December 31, 2019, the Company had 1,030,399,987 common shares outstanding, including 1,705,000 common shares held in trust under the Company’s Incentive Plan (described below). No preferred shares were outstanding.

On December 13, 2019, the Company paid a dividend of $0.01 per share. The total dividend of $10 million was treated as a reduction of deficit in the Consolidated Statement of Changes in Equity during the period.

During 2019, the Company received $72 million (2018 - $22 million) pursuant to the exercise of 34 million (2018 – 12 million) stock options. Cash proceeds for the year ended December 31, 2019 were $73 million and also included proceeds of $1 million from options exercised but for which the shares were still pending issuance at December 31, 2018, which were collected during 2019.

Stock options

During 2019, approximately 5 million stock options were granted to employees and directors with exercise prices ranging from Cdn. $3.30 to Cdn. $4.65 per share. These stock options have a term of up to ten years and vest over a period of up to eight years. The estimated fair value when granted of these options totalling $7 million is being recognized over the vesting period. The fair value was calculated using the Black-Scholes option pricing model based on a risk-free annual interest rate of up to 1.9%, an expected life of up to 10 years, an expected volatility of approximately 54% and a dividend yield rate of nil or 1.07% depending on the timing of the grant.

During 2018, approximately 25 million stock options were granted to employees and directors with exercise prices ranging from Cdn. $2.94 to Cdn. $3.44 per share. These stock options have a term of up to five years and vest over a period of up to three years. The estimated fair value when granted of these options totalling $26 million is being recognized over the vesting period. The fair value was calculated using the Black-Scholes option pricing model based on a risk-free annual interest rate of up to 2.0%, an expected life of up to 3 years, an expected volatility of approximately 56% and a dividend yield rate of nil.

Option pricing models require the input of highly subjective assumptions regarding the expected volatility. Changes in assumptions can materially affect the fair value estimate.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019 and 2018
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

For the year ended December 31, 2019, share-based payments expense, relating to the vesting of stock options, was $9 million (2018 - $15 million), net of $2 million (2018 - $3 million) capitalized to mining interests and $2 million (2018 - $3 million) included in the results from discontinued operations.

A summary of changes to stock options outstanding is as follows:

	Number of outstanding options	Weighted- average exercise price
	(‘000’s)	(in Cdn.$)

Outstanding at December 31, 2017	57,602	2.70
Granted	25,380	3.35
Exercised	(12,347)	2.40
Forfeited or expired	(3,003)	3.50
Outstanding at December 31, 2018	67,632	2.96
Granted	4,764	4.28
Exercised	(35,340)	2.78
Forfeited or expired	(990)	3.42
Outstanding at December 31, 2019	36,066	3.29

During 2019, 35 million (2018 – 12 million) stock options were exercised. The weighted average share price at the time of exercise was Cdn. $4.41 (2018 – Cdn. $3.55).

Stock options outstanding and exercisable as at December 31, 2019 are as follows:

Range of exercise prices (in Cdn. $)	Number of outstanding options (‘000’s)	Weighted- average years to expiry	Weighted-average exercise price (in Cdn. $)	Number of exercisable options (‘000’s)	Weighted-average exercise price (in Cdn. $)

1.12 – 1.99	2,410	1.10	1.12	2,410	1.12
2.00 – 2.99	2,824	0.56	2.09	2,710	2.06
3.00 – 3.99	27,223	3.15	3.44	13,531	3.47
4.00 – 4.65	3,609	8.69	4.55	145	4.35
	36,066	3.36	3.29	18,796	2.98

Subsequent to December 31, 2019, the Company issued 5 million shares for proceeds of $12 million upon the exercise of stock options.

Restricted share unit plan

The Company has a Restricted Share Unit Plan (the “RSU Plan”) whereby restricted share units (“RSUs”) may be granted to directors, executive officers and employees of the Company. The RSU Plan reflects the Company’s commitment to a long term incentive compensation structure that aligns the interests of its directors, executive officers and employees with the interests of its shareholders. Once vested, each RSU is redeemable for one common share entitling the holder to receive the common share for no additional consideration.

During the year ended December 31, 2019, the Company granted approximately 3 million (2018 – 1 million) RSUs to executive officers and employees of the Company. One-third of the RSUs vested one year from the grant date, another one-third will vest two years from the grant date with the remainder vesting three years from the grant date. The total estimated fair value of the RSU granted was approximately $8 million (2018 - $4 million) based on the market value of the Company’s shares at the grant date. The fair value of each RSU is recorded as a share-based payments expense (and either charged to operations or capitalized to mining interests) over the vesting period.

For the year ended December 31, 2019, share-based payments expense, relating to the vesting of RSUs, was $6 million (2018 - $2 million).

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019 and 2018
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Summary of changes to RSUs outstanding:

Number of outstanding RSUs
(‘000’s)

Outstanding at December 31, 2017	1,270
Granted	1,455
Vested and converted to common shares	(671)
Outstanding at December 31, 2018	2,054
Granted	2,963
Vested and converted to common shares	(1,083)
Outstanding at December 31, 2019	3,934

Incentive plan

On June 29, 2007, the Company established the B2Gold Incentive Plan (the “Incentive Plan”) for the benefit of directors, officers, employees and service providers of the Company and issued to the trustees of the Incentive Plan options to acquire 4,955,000 common shares. On October 12, 2007, following the exercise of these options, an aggregate of 4,955,000 common shares were issued to and paid for by the trustees of the Incentive Plan. These shares were held in trust by the trustees pursuant to the terms of the Incentive Plan. The Company is required under IFRS to consolidate the trust. The Company recognizes a share-based compensation expense with respect to these incentive shares, when these shares are granted to the ultimate beneficiaries by the trust. As at December 31, 2019, there are 1,705,000 common shares remaining in the trust.

Deferred share unit plan

The Company has a Deferred Share Unit plan (the "DSU plan") for the benefit of the directors of the Company. Pursuant to the plan, eligible directors can elect to receive all or part of their total cash compensation in the form of deferred share units ("DSUs"). The number of DSUs granted to an eligible director is determined by dividing the portion of the compensation to be paid in DSUs by the volume weighted average trading price of the common shares on the stock exchange on which the majority of the volume of trading of the shares occurred over the relevant period for the five trading days immediately preceding the date of grant. In addition, the Board may, at its discretion, grant additional DSUs to plan participants. Each eligible director is required to hold DSUs received until the eligible director ceases to be a director of the Company, following which the DSUs will be settled in cash.

For the year that ended December 31, 2019, the Company issued 346,000 DSUs (2018 - 291,000) with a fair market value of $1 million (2018 - $1 million) to directors of the Company. For the year ended December 31, 2019, share-based payments expense relating to DSUs was $2 million (2018 - $1 million).

Performance share unit plan

During the year ended December 31, 2019, the Company established a Performance Share Unit plan (the "PSU plan") for the benefit of officers, employees and other eligible consultants. Under the plan, eligible participants will receive shares based on the achievement of certain defined performance measures over a defined period of time. The number of shares receivable shall be 0% to 200% of the performance share units ("PSUs") awarded, with the factor applied being dependent on the extent to which the defined performance measures have been achieved.

As at December 31, 2019, no PSUs had been issued under the plan.

Earnings per share
For the year-ended December 31, 2018, the impact of share issuances arising from conversion of the convertible notes during the period they were outstanding were included in the calculation of diluted weighted average shares outstanding and their impact removed from diluted net income attributable to shareholders of the Company as these securities were dilutive.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019 and 2018
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

The following is the calculation of net income from continuing operations and diluted net income from continuing operations attributable to shareholders of the Company:

	2019	2018
	$	$

Net income from continuing operations	$308,859	$134,767
Non-controlling interests	(22,459)	(16,183)
Net income from continuing operations (attributable to shareholders of the Company)	286,400	118,584
Dilutive impact of gain on fair value of convertible notes	—	(10,651)
Diluted net income from continuing operations (attributable to shareholders of the Company)	$286,400	$107,933

The following is the calculation of diluted net income attributable to shareholders of the Company:

	2019	2018
	$	$

Net income (attributable to shareholders of the Company)	$293,382	$28,938
Dilutive impact of gain on fair value of convertible notes	—	(10,651)
Diluted net income (attributable to shareholders of the Company)	$293,382	$18,287

The following is the calculation of diluted weighted average number of common shares outstanding for the year:

	2019	2018
	$	$

Basic weighted average number of common shares outstanding (in thousands)	1,014,100	986,755

Effect of dilutive securities:
Convertible notes	—	49,393
Stock options	8,021	10,762
Restricted share units	794	458
Diluted weighted average number of common shares outstanding (in thousands)	1,022,915	1,047,368

The following is the basic and diluted earnings per share from continuing operations:

	2019	2018
	$	$

Earnings per share from continuing operations (attributable to shareholders of the Company)
Basic	$0.28	$0.12
Diluted	$0.28	$0.10

The following is the basic and diluted earnings per share:

	2019	2018
	$	$

Earnings per share (attributable to shareholders of the Company)
Basic	$0.29	$0.03
Diluted	$0.29	$0.02

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019 and 2018
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

15	Prepaid Sales

In March 2016, the Company entered into Prepaid Sales transactions totalling $120 million, for the delivery of 103,266 ounces, with its RCF Bank Syndicate. During the year ended December 31, 2017, the Company entered into further Prepaid Sales contracts totalling $30 million for delivery of 25,282 ounces of gold. The Prepaid Sales, in the form of metal sales forward contracts, allowed the Company to deliver pre-determined volumes of gold on agreed future delivery dates in exchange for an upfront cash pre-payment. The full amount of the proceeds was recorded as a Prepaid Sales liability at the time of the transaction. Settlement is in the form of physical deliveries of unallocated gold from any of the Company’s mines.

During the year ended December 31, 2019, the Company delivered 25,282 ounces (2018 - 51,633 ounces) into contracts valued at $30 million (2018 - $60 million). As the Company physically delivered ounces into the contracts, the portion of the Prepaid Sales relating to the delivered ounces was recognized as gold revenue in the Consolidated Statement of Operations.

As at December 31, 2019, the Company had delivered into all of its Prepaid sales contracts and had no contracts outstanding.

16	Non-controlling interest

The following is a continuity schedule of the Company's non-controlling interests:

	Fekola	Masbate	Otjikoto	Other	Total
	$	$	$	$	$

Balance at December 31, 2017	—	3,808	9,804	677	14,289
Share of net income	4,867	9,897	846	573	16,183
Sale of non-controlling interest (Note 10)	57,199	—	—	—	57,199
Net loan receivable on sale of non-controlling interest (Note 10)	(45,050)	—	—	—	(45,050)
Interest on loan to non-controlling interest	(1,149)	—	—	—	(1,149)
Payments received from non-controlling interest	—	—	434	—	434
Balance at December 31, 2018	15,867	13,705	11,084	1,250	41,906

Share of net income	17,518	2,484	2,793	(336)	22,459
Interest on loan to non-controlling interest	(2,956)	—	—	—	(2,956)
Balance at December 31, 2019	30,429	16,189	13,877	914	61,409

17	Derivative financial instruments

Gold forwards

For the year ended December 31, 2018, the Company recorded an unrealized derivative gain of $5 million and a realized loss of $5 million in the Consolidated Statement of Operations on its gold forward contracts. As at December 31, 2018, the Company had delivered into all the remaining gold forward contracts and none remained outstanding.

Fuel derivatives

During the year ended December 31, 2019, the Company entered into additional series of forward contracts for the purchase of 24.9 million litres of gas oil and a series of collar contracts for the purchase of 37.4 million litres of fuel oil and 12.9 million litres of gas oil with scheduled settlement between August 2019 and October 2021. These derivative instruments were not designated as hedges by the Company and were recorded at FVTPL.

For the year ended December 31, 2019, the Company recorded an unrealized derivative gain of $1 million (2018 – loss of $9 million) and a realized derivative gain of $3 million (2018 - gain of $9 million) in the Consolidated Statement of Operations on these contracts.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019 and 2018
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

The following is a summary, by maturity dates, of the Company’s fuel derivative contracts outstanding as at December 31, 2019:

	2020	2021	Total

Forward – fuel oil:
Litres (thousands)	16,438	—	16,438
Average strike price	$0.33	$—	$0.33

Forward – gas oil:
Litres (thousands)	21,908	1,717	23,625
Average strike price	$0.49	$0.49	$0.49

Forward – diesel:
Litres (thousands)	1,599	—	1,599
Average strike price	$0.57	$—	$0.57

Collars - fuel oil
Litres (thousand)	19,783	11,055	30,838
Average ceiling price	$0.26	$0.26	$0.26
Average floor price	$0.39	$0.39	$0.39

Collars - diesel
Litres (thousand)	6,439	6,439	12,878
Average ceiling price	$0.40	$0.40	$0.40
Average floor price	$0.57	$0.57	$0.57

The unrealized fair value of these contracts at December 31, 2019 was $(1) million.

Interest rate swaps

During the year ended December 31, 2016, the Company entered into a series of interest swaps with a notional amount of $100 million with settlements scheduled between September 2016 and May 2019. Under these contracts, the Company received a floating rate equal to the 3 month United States dollar LIBOR rate and paid a fixed rate of 1.04%. These derivative instruments were not designated as hedges by the Company and were recorded at FVTPL.

On January 24, 2019, the Company entered into a series of interest rate swaps with a notional amount of $125 million with settlements scheduled between April 2019 and July 2021. Under these contracts, the Company receives a floating rate equal to the 3 month United States dollar LIBOR rate and pays a fixed rate of between 2.36% and 2.67%. The new interest rate swaps cancelled the existing contracts and imbedded the positive unrealized fair value into the new series of contracts. The fair value of these contracts at December 31, 2019 was $(2) million. These derivative instruments were not designated as hedges by the Company and were recorded at FVTPL.

18	Financial instruments

The Company’s financial assets and liabilities consist of cash and cash equivalents, accounts receivable, loan receivable, long-term investments, accounts payable and accrued liabilities, fuel derivative contracts, interest rate swaps, and long-term debt.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019 and 2018
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Fair values

The Company’s financial assets and liabilities are classified based on the lowest level of input significant to the fair value measurement based on the fair value hierarchy:

Level 1 – quoted prices in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data.

As at December 31, 2019, the Company’s financial assets and liabilities measured at fair value are categorized as follows:

	As at December 31, 2019			As at December 31, 2018
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
	$	$	$	$	$	$

Long-term investments (Note 9)	2,816	—	—	4,155	—	—
Long-term debt (Note 12)	—	261,851	—	—	479,535	—
Fuel derivative contracts (Note 17)	—	(1,292)	—	—	(1,837)	—
Interest rate swaps (Note 17)	—	(1,504)	—	—	740	—

The fair value of the Company’s long-term investments were determined using market quotes from an active market for each investment.

The fair value of the Company's long-term debt, fuel derivative contracts and interest rate swaps were determined using prevailing market rates for instruments with similar characteristics.

The fair value of the Company's other financial instruments approximate their carrying value due to their short-term nature.

Capital risk management

The Company’s objectives when managing its capital is to ensure it will be able to continue as a going concern while maximizing the return to shareholders. The selling price of gold and minimizing production costs and capital expenditures are key factors in helping the Company reach its capital risk management objectives. The capital structure of the Company includes shareholders’ equity and debt.

Credit risk

As at December 31, 2019, the Company’s maximum exposure to credit risk was the book value of cash and cash equivalents, accounts receivable, value added and other taxes receivable, loans receivable and the carrying value of its derivative portfolio. The Company limits its credit exposure on cash and cash equivalents by holding its deposits mainly with high credit quality financial institutions as determined by credit agencies.

Liquidity risk

The Company manages its liquidity risk through its budgeting and forecasting process. Budgets are prepared annually and forecasts are prepared and reviewed on a regular basis, to help determine the funding requirements to support the Company’s current operations and expansion and development plans and by managing its capital structure as described above.

As at December 31, 2019, the Company had cash and cash equivalents of $141 million. Cash provided by operating activities totalled $492 million for the year ended December 31, 2019. As at December 31, 2019, the Company had a $600 million revolving credit facility of which $200 million had been utilized leaving an undrawn balance of $400 million.

As at December 31, 2019, the Company had drawn down the full amount under its equipment loan facilities at Fekola, Masbate and Otjikoto.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019 and 2018
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

As at December 31, 2019, the Company’s significant commitments are disclosed in the table below. In addition, significant commitments are disclosed in Note 12 for debt repayments and Note 24 for capital expenditure commitments.

	2020	2021	2022	2023	2024	Total
	$	$	$	$	$	$

Accounts payable and accrued liabilities	83,370	—	—	—	—	83,370
Derivative liabilities	1,909	888	—	—	—	2,797
Revolving credit facility:
Principal	—	—	—	200,000	—	200,000
Interest & commitment fees (estimated)	9,979	9,979	9,979	3,843	—	33,780
Fekola equipment loan facility:
Principal	16,038	16,038	9,695	2,082	113	43,966
Interest (estimated)	1,967	1,132	379	55	2	3,535
Masbate equipment loan facility:
Principal	3,558	3,558	3,120	788	106	11,130
Interest (estimated)	623	403	170	27	2	1,225
Otjikoto equipment loan facility:
Principal	3,453	1,958	622	—	—	6,033
Interest (estimated)	261	261	11	—	—	533
Lease liabilities
Principal	2,981	2,732	2,191	1,520	908	10,332
Interest (estimated)	44	28	12	—	—	84
	124,183	36,977	26,179	208,315	1,131	396,785

Capital expenditure commitments	81,865	—	—	—	—	81,865
Employee future benefits	179	179	179	179	179	895
Other liabilities	355	355	27	—	—	737
	206,582	37,511	26,385	208,494	1,310	480,282

Market risk

Market risk includes currency and price risk.

The Company’s operations in foreign countries are subject to currency fluctuations and such fluctuations may materially affect the Company’s financial position and results. The Company reports its financial results in United States dollars and incurs expenses in European euros, CFA francs, Namibian dollars, South African rand, Philippine pesos, United States dollars, Canadian dollars and Colombian pesos. As these exchange rates fluctuate against the United States dollar, the Company will experience foreign exchange gains and losses.

The Company also holds cash and cash equivalents that are denominated in non-United States dollar currencies which are subject to currency risk. As at December 31, 2019, $85 million of the Company’s $141 million in cash and cash equivalents was held in United States dollars. A 10% movement in foreign exchange rates versus the United States dollar would result in approximately a $6 million change in the Company’s cash position.

The Company maintains a portfolio of fuel derivatives and LIBOR denominated interest rate swaps that are marked to market through the statement of operations. A 10% change in the forward price of fuel would result in a $3 million change in the value of the fuel derivative portfolio. A 10% change in interest rates would result in an insignificant change in the value of the Company's interest rate swaps.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019 and 2018
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

19	Income and other taxes

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings from operations before taxes. These differences result from the following items:

	2019	2018
	$	$

Income from continuing operations before taxes	482,389	267,128
Canadian federal and provincial income tax rates	27.00%	27.00%
Income tax expense at statutory rates	130,245	72,125

Increase (decrease) attributable to:
Effects of different foreign statutory tax rates and tax holidays	15,997	6,856
Non-deductible expenditures	26,364	27,650
Losses for which no tax benefit has been recorded	527	10,077
Benefit of tax incentives	(11,474)	(10,059)
Withholding tax	7,278	8,313
Change due to foreign exchange	5,550	17,188
Amounts (over) under provided for in prior years	(957)	211
Income tax expense	173,530	132,361

Current income tax, withholding and other taxes	114,449	103,937
Deferred income tax expense	59,081	28,424
Income tax expense	173,530	132,361

Included in current income tax expense for the year-ended December 31, 2019, is $20 million (2018 - $18 million), related to the State of Mali's 10% priority dividend on its free carried interest in the Fekola Mine. This priority dividend is accounted for as an income tax in accordance with IAS 12, Income Taxes.

Total income tax expense attributable to geographical jurisdiction is as follows:

	2019	2018
	$	$

Mali	103,049	97,399
Namibia	23,807	18,814
Philippines	46,046	14,812
Other	628	1,336
	173,530	132,361

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019 and 2018
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

The composition of the Company’s net deferred income tax (liabilities) assets and deferred tax expense (recovery) is as follows:

	Deferred tax (liabilities)/assets		Deferred income tax expense/(recovery)
	As at December 31, 2019	As at December 31, 2018	2019	2018
	$	$	$	$

Operating loss carry-forwards	13,454	29,455	13,794	21,901
Current assets and liabilities	7,678	5,965	(1,682)	(4,191)
Derivatives	—	—	—	1,857
Mining interests	(181,230)	(147,955)	42,755	11,896
Mine restoration provisions	24,910	21,897	(3,013)	(2,499)
Unrealized gains	(10,118)	—	10,118	—
Other	1,052	(1,839)	(2,891)	(540)
	(144,254)	(92,477)	59,081	28,424

Represented on the balance sheet as:

	2019	2018
	$	$

Deferred tax asset	(1,336)	(10,907)
Deferred tax liability	145,590	103,384
Balance, end of year	144,254	92,477

The Company has the following unrecognized deferred tax assets:

	2019	2018
	$	$

Capital and non-capital tax losses	117,837	135,533
Current assets	—	253
Debt and share issue costs	—	361
Mine restoration provisions	—	14,816
Mining interests and other	5,045	21,991
	122,882	172,954

The Company has not recognized the potential deferred tax assets of $123 million (2018 - $173 million) as it is not probable that future taxable profits will be available against which the Company can utilize the potential deferred tax assets.

The change for the year in the Company’s net deferred tax liability was as follows:

	2019	2018
	$	$

Balance, beginning of year	92,477	54,085

Deferred income tax expense	59,081	28,424
Deferred income tax expense included with the results from discontinued operations	3,264	9,968
Deferred tax payable included in the sale of the Nicaraguan Group	(10,568)	—
	51,777	38,392
Balance, end of year	144,254	92,477

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019 and 2018
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

At December 31, 2019, the Company had non-capital tax losses which are not recognized as deferred tax assets. The Company recognizes the tax benefit of the non-capital tax losses only to the extent of anticipated future taxable income that can be reduced by non-capital tax losses. The gross amount of the non-capital tax losses for which a tax benefit has not been recorded expire as follows:

Year of expiry	Canada	Colombia	Total
	$	$	$

2027	125	—	125
2028	568	—	568
2029	4,536	—	4,536
2030	10,602	—	10,602
2031	7,809	—	7,809
2032	13,200	—	13,200
2033	5,535	—	5,535
2034	30,130	—	30,130
2035	37,226	—	37,226
2036	40,571	—	40,571
2037	35,778	—	35,778
2038	36,594	—	36,594
2039	39,350	—	39,350
No expiry	—	3,424	3,424
Total	262,024	3,424	265,448

At December 31, 2019 the Company had capital losses in Canada of $342 million which have no expiry date and can be applied against future capital gains. No deferred income tax asset has been recorded with respect to these losses.

On July 19, 2019, the Company was informed by its joint venture partner for the Gramalote property, AngloGold of an ongoing Colombian tax dispute. In December 2017, the Gramalote Joint Venture received notice from the Colombian Tax Office (DIAN) that it disagreed with the Joint Venture’s tax treatment of certain items in the 2013 income tax return, resulting in an assessment with additional income taxes and penalty fines. This assessment is currently being appealed by the Gramalote Joint Venture and the outcome of this appeal cannot be determined at this time. The Company does not believe that its share of any taxes payable under the assessment are material and no provision for any amounts that may be payable have been recorded at this time, pending the outcome of the appeal process.

During the year ended December 31, 2019 the Company paid $119 million (2018 - $50 million) of income taxes in cash.

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019 and 2018
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

20	Supplementary cash flow information

Supplementary disclosure of cash flow information is provided in the table below:

Non-cash (credits) charges:

	2019	2018
	$	$

Depreciation and depletion	251,306	248,198
Share-based payments (Note 14)	17,139	18,313
(Reversal) impairment of long-lived assets, net (Note 10)	(100,477)	18,186
Gain on sale of Nicaraguan Group (Note 6)	(40,129)	—
Write-down of mineral property interests (Note 10)	7,277	4,618
Recovery of non-recoverable input taxes	(57)	(818)
Unrealized gain on fair value of convertible notes (Note 12)	—	(10,651)
Interest and financing expense	23,913	27,479
Unrealized loss on derivative instruments (Note 17)	1,699	4,757
Deferred income tax expense (Note 19)	59,081	28,424
Delivery into prepaid sales (Note 15)	(30,000)	(60,000)
Other	(2,032)	(880)
	187,720	277,626

Changes in non-cash working capital:

	2019	2018
	$	$

Accounts receivable and prepaids	(16,182)	5,653
Value-added and other tax receivables	(2,899)	3,597
Inventories	(18,445)	(41,665)
Accounts payable and accrued liabilities	5,305	4,134
Current income and other taxes payable	(12,828)	40,671
	(45,049)	12,390

Other exploration and development:

	2019	2018
	$	$

Fekola Mine, exploration	(14,487)	(14,246)
Masbate Mine, exploration	(3,971)	(4,941)
Otjikoto Mine, exploration	(2,455)	(1,744)
Anaconda Regional, exploration	(4,113)	(6,291)
Toega Project, exploration	(2,481)	(8,688)
Kiaka Project, exploration	(3,332)	(2,238)
Ondundu Project, exploration	(1,505)	(3,027)
Finland Properties, exploration	(750)	(2,479)
Other	(8,053)	(4,901)
	(41,147)	(48,555)

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019 and 2018
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

Non-cash investing and financing activities:

	2019	2018
	$	$

Share consideration received on sale of Nicaraguan Group (Note 6)	39,997	—
Loan receivable received on sale of Nicaraguan group (Note 6)	14,146	—
Share consideration received on conversion of Calibre debenture (Note 6)	9,939	—
Change in current liabilities relating to mineral property expenditures	8,533	(15,084)
Interest on loan to non-controlling interest	3,480	1,352
Share-based payments, capitalized to mineral property interests	1,303	2,046
Foreign exchange gain on Fekola equipment loan facility	1,210	3,312
Non-controlling interest sold in exchange for loan receivable (Note 10)	—	47,000

21	Compensation of key management

Key management includes the Company’s directors, members of the Executive Committee and members of Senior Management. Compensation to key management included:

	2019	2018
	$	$

Salaries and short-term employee benefits	10,016	11,412
Share-based payments	5,323	2,920
	15,339	14,332

22	Production costs by nature

	2019	2018
	$	$

Raw materials and consumables	294,844	267,681
Salaries and employee benefits	82,824	94,794
Contractors	36,534	33,258
Equipment rental	22,598	3,545
Other	28,828	25,918
Silver credits	(3,028)	(2,726)
Change in inventories	(23,865)	(16,699)
Capitalized to mining interests	(64,557)	(55,326)
	374,178	350,445

Salaries and employee benefits expense included in general and administrative costs were $33 million for the year ended December 31, 2019 (2018 - $27 million).

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019 and 2018
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

23	Segmented information

The Company’s reportable operating segments include its mining operations, namely the Fekola, Masbate, Otjikoto, El Limon and La Libertad mines. The “Other Mineral Properties” segment consists of the Company’s interests in mineral properties which are at various stages of exploration and development, including the Company's interests in the Gramalote Joint Venture and Calibre. The “Corporate and Other” segment includes corporate operations.

The Company’s segments are summarized in the following tables:

	2019
	Fekola Mine	Masbate Mine	Otjikoto Mine	Limon Mine	Libertad Mine	Other Mineral Properties	Corporate & Other	Discont. Operations	Total
	$	$	$	$	$	$	$	$	$

External gold revenue	617,452	293,875	247,251	47,122	81,947	—	30,000	(162,010)	1,155,637
Intersegment gold revenue	—	—	—	16,532	16,409	—	(32,941)	—	—
Production costs	167,667	124,534	81,977	36,860	74,543	—	—	(111,403)	374,178
Depreciation & depletion	116,782	50,701	83,823	10,730	6,955	—	973	(17,685)	252,279
(Reversal) impairment of long-lived assets	—	(100,477)	—	—	—	—	—	—	(100,477)
Write-down mineral property interests	—	—	—	—	—	7,277	—	—	7,277
Current income tax, withholding and other taxes	93,483	19,619	1,344	2,146	5,849	—	3	(7,995)	114,449
Net income (loss)	167,389	142,913	36,918	2,288	4,694	(7,395)	(30,966)	—	315,841
Capital expenditures	147,334	29,865	58,540	33,521	20,390	25,922	319	—	315,891
Total assets	1,217,269	624,008	451,492	—	—	302,639	87,663	—	2,683,071

	2018
	Fekola Mine	Masbate Mine	Otjikoto Mine	Limon Mine	Libertad Mine	Other Mineral Properties	Corporate & Other	Discont. Operations	Total
		$	$	$	$	$	$	$	$

External gold revenue	560,516	283,366	213,052	11,980	96,147	—	60,000	(173,637)	1,051,424
Intersegment gold revenue	—	—	—	56,506	9,004	—	(65,510)	—	—
Production costs	144,041	120,876	85,528	47,388	77,869	—	—	(125,257)	350,445
Depreciation & depletion	116,491	55,382	76,325	25,254	32,977	—	285	(58,231)	248,483
Write-down mineral property interests	—	—	1,758	—	—	7,640	—	(4,780)	4,618
(Reversal) impairment of long-lived assets	—	—	—	(13,434)	50,601	18,186	—	(37,167)	18,186
Current income tax, withholding and other taxes	83,831	18,540	1,566	921	4,337	5	—	(5,263)	103,937
Net income (loss)	147,637	62,203	6,387	(13,382)	(71,161)	(25,730)	(60,833)	—	45,121
Capital expenditures	82,766	52,846	52,575	28,255	20,941	34,211	254	—	271,848
Total assets	1,183,471	523,063	434,110	85,443	59,834	229,129	32,754	—	2,547,804

B2GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2019 and 2018
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

The Company’s mining interests are located in the following geographical locations:

	2019	2018
	$	$
Mining interests
Mali	1,094,998	1,051,327
Philippines	519,802	433,488
Namibia	325,366	345,417
Burkina Faso	79,087	98,867
Nicaragua	53,471	87,576
Colombia	87,495	82,308
Finland	6,697	5,947
Canada	2,160	680
Other	8,391	1,565
	2,177,467	2,107,175

24	Commitments

As at December 31, 2019, the Company had the following commitments (in addition to those disclosed elsewhere in these financial statements):

•
For payments of $26 million for the mine expansion, $11 million for the plant expansion, $26 million for the solar plant, $6 million for capital spares and $5 million for other capital projects at the Fekola Mine, all of which is expected to be incurred in 2020.

•	For payments of $1 million for a fleet management system at the Otjikoto Mine, all of which is expected to be incurred in 2020.

B2GOLD CORP.
MINING INTEREST SCHEDULE (NOTE 25)
For the year ended December 31, 2019
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

	Cost					Accumulated depreciation				Net carrying value
	Balance at Dec. 31, 2018	Additions	Disposals / write-offs	Reclass / Impairment reversal	Balance at Dec. 31, 2019	Balance at Dec. 31, 2018	Depreciation	Disposals / write-offs	Balance at Dec. 31, 2019	As at Dec. 31, 2019	As at Dec. 31, 2018
	$	$	$	$	$	$	$	$	$	$	$

Property, plant and equipment (depletable)
Fekola	1,168,491	156,894	(2,520)	—	1,322,865	(144,335)	(115,676)	1,431	(258,580)	1,064,285	1,024,156
Masbate	681,509	40,867	(7,435)	100,477	815,418	(248,021)	(51,859)	4,264	(295,616)	519,802	433,488
Otjikoto	575,127	64,266	(729)	—	638,664	(238,579)	(85,288)	715	(323,152)	315,512	336,548
Limon	217,263	35,099	(252,362)	—	—	(149,541)	(10,608)	160,149	—	—	67,722
Libertad	315,569	20,721	(336,290)	—	—	(295,715)	(5,712)	301,427	—	—	19,854
	2,957,959	317,847	(599,336)	100,477	2,776,947	(1,076,191)	(269,143)	467,986	(877,348)	1,899,599	1,881,768

Exploration & evaluation properties (non-depletable)
Kiaka	73,173	3,634	—	—	76,807	—	—	—	—	76,807	73,173
Anaconda Regional	21,903	5,236	—	—	27,139	—	—	—	—	27,139	21,903
Toega	19,581	2,440	—	(22,021)	—	—	—	—	—	—	19,581
Mocoa Royalty	10,230	—	—	—	10,230	—	—	—	—	10,230	10,230
Ondundu	8,273	1,505	—	—	9,778	—	—	—	—	9,778	8,273
Finland	5,947	750	—	—	6,697	—	—	—	—	6,697	5,947
Other	13,542	8,557	(7,778)	—	14,321	—	—	—	—	14,321	13,542
	152,649	22,122	(7,778)	(22,021)	144,972	—	—	—	—	144,972	152,649

Corporate
Office, furniture & equipment	2,518	2,453	—	—	4,971	(1,838)	(973)	—	(2,811)	2,160	680

	3,113,126	342,422	(607,114)	78,456	2,926,890	(1,078,029)	(270,116)	467,986	(880,159)	2,046,731	2,035,097

Investments in joint ventures and associates (accounted for using the equity method)
Gramalote	72,078	5,187	—	—	77,265	—	—	—	—	77,265	72,078
Calibre	—	51,050	—	2,421	53,471	—	—	—	—	53,471	—
	72,078	56,237	—	2,421	130,736	—	—	—	—	130,736	72,078

	3,185,204	398,659	(607,114)	80,877	3,057,626	(1,078,029)	(270,116)	467,986	(880,159)	2,177,467	2,107,175

B2GOLD CORP.
MINING INTEREST SCHEDULE (NOTE 25)
For the year ended December 31, 2018
(All tabular amounts are in thousands of United States dollars unless otherwise stated)

	Cost					Accumulated depreciation				Net carrying value
	Balance at Dec. 31, 2017	Additions	Disposals / write-offs / impairment	Reclass	Balance at Dec. 31, 2018	Balance at Dec. 31, 2017	Depreciation	Disposals / write-offs	Balance at Dec. 31, 2018	As at Dec. 31, 2018	As at Dec. 31, 2017
	$	$	$	$	$	$	$	$	$	$	$

Property, plant and equipment (depletable)
Fekola	1,094,784	71,767	(325)	2,265	1,168,491	(35,477)	(108,895)	37	(144,335)	1,024,156	1,059,307
Masbate	625,722	56,598	(811)	—	681,509	(193,925)	(54,907)	811	(248,021)	433,488	431,797
Otjikoto	527,069	52,386	(4,328)	—	575,127	(163,153)	(76,608)	1,182	(238,579)	336,548	363,916
Limon	173,358	30,836	13,069	—	217,263	(127,740)	(22,124)	323	(149,541)	67,722	45,618
Libertad	335,651	31,544	(51,626)	—	315,569	(263,838)	(32,501)	624	(295,715)	19,854	71,813
	2,756,584	243,131	(44,021)	2,265	2,957,959	(784,133)	(295,035)	2,977	(1,076,191)	1,881,768	1,972,451

Exploration & evaluation properties (non-depletable)
Kiaka	69,989	2,697	—	487	73,173	—	—	—	—	73,173	69,989
Anaconda Regional	17,211	4,692	—	—	21,903	—	—	—	—	21,903	17,211
Toega	10,603	8,978	—	—	19,581	—	—	—	—	19,581	10,603
Mocoa	29,041	7	(18,186)	(632)	10,230	—	—	—	—	10,230	29,041
Ondundu	5,246	3,027	—	—	8,273	—	—	—	—	8,273	5,246
Finland	2,991	2,956	—	—	5,947	—	—	—	—	5,947	2,991
Other	15,890	5,779	(7,640)	(487)	13,542	—	—	—	—	13,542	15,890
	150,971	28,136	(25,826)	(632)	152,649	—	—	—	—	152,649	150,971

Corporate
Office, furniture & equipment	2,264	254	—	—	2,518	(1,553)	(285)	—	(1,838)	680	711

	2,909,819	271,521	(69,847)	1,633	3,113,126	(785,686)	(295,320)	2,977	(1,078,029)	2,035,097	2,124,133

Investments in joint ventures and associates (accounted for using the equity method)
Gramalote	65,830	6,248	—	—	72,078	—	—	—	—	72,078	65,830

	2,975,649	277,769	(69,847)	1,633	3,185,204	(785,686)	(295,320)	2,977	(1,078,029)	2,107,175	2,189,963